1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 15, 2005

For the month of October 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 11/16/2005	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

Exhibit

Exhibit	Description
99.1	Announcement on October 17, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.2	Announcement on October 19, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.3	Announcement on October 20, 2005: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on October 21, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.5	Announcement on October 25, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.6	Announcement on October 26, 2005: UMC announced its unconsolidated operating results for the third quarter of 2005

99.7	Announcement on October 27, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.8	Announcement on October 28, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.9	Announcement on October 31, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

99.10	Announcement on October 31, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.11	Announcement on November 2, 2005: To announce the completion of the 9th share buyback program

99.12	Announcement on November 7, 2005: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on November 8, 2005: October Revenue

99.14	Announcement on November 15, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.15	United Microelectronics Corporation Financial Statements with Review Report of Independent Accountants for The Nine-Month Periods Ended September 30, 2005 and 2004

Exhibit 99.1

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/17

2.	Number of shares repurchased this time: 17,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 338,254,595

5.	Average repurchase price per share this time: NTD $19.90

6.	Cumulative number of own shares held during the repurchase period: 102,004,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.52%

8.	Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/19

2.	Number of shares repurchased this time: 21,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 411,239,705

5.	Average repurchase price per share this time: NTD $ 19.58

6.	Cumulative number of own shares held during the repurchase period: 123,004,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.62%

8.	Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/10/19

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 8; average unit price: $130,630,624 NTD; total transaction price: $1,045,044,990 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/21

2.	Number of shares repurchased this time: 22,857,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 437,815,972

5.	Average repurchase price per share this time: NTD $ 19.15

6.	Cumulative number of own shares held during the repurchase period: 145,861,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.74%

8.	Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/25

2.	Number of shares repurchased this time: 20,173,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 383,068,168

5.	Average repurchase price per share this time: NTD $ 18.99

6.	Cumulative number of own shares held during the repurchase period: 166,034,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.84%

8.	Any other matters that need to be specified: None

Exhibit 99.6

UMC announced its unconsolidated operating results for the third quarter of 2005

1.	Date of the investor/press conference: 2005/10/26

2.	Location of the investor/press conference: B3 Yong Le Room, The Westin Taipei, 133 Nanking East Road, Sec. 3, Taipei

3.	Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the third quarter of 2005. Year-over-year revenue decreased by 31.8 % to NT$23.58 billion from NT$34.58 billion, and a 21.3% QoQ increase from NT$19.44 billion in 2Q05. The net income is NT$2.17 billion, increase 624.1% from NT$0.3 billion in 2Q05. The EPS for the third quarter in 2005 was NT$0.12.

Wafer shipments in the third quarter were 741 thousand 8-inch equivalent wafers, which increased 17.6% compared to 2Q05. The utilization rate for the quarter was 78%, which was higher than the approximately 75% level that we expected in our previous guidance. The blended average selling price (ASP) rose 2% in US dollar terms during 3Q05 due to increasing demand for advanced process technologies. The percentage of revenue from advanced 90nm business increased to 14%, compared to 9% in 2Q05. Revenue from the communication segment increased to 47% of total revenue in 3Q05.

“The third quarter of 2005 marked a fairly significant turnaround for our operations,” said UMC CEO, Dr. Jackson Hu. “We noticed demand increasing across a wide rage of applications, including wireless and wired communications, PC chipsets and LCD drivers in the computer segment, and DVD and MP3 products in the consumer segment. These positive developments all set a new stage for growth that started towards the end of the second quarter and continued into the third quarter. As a result, our blended ASP grew 2% and wafer shipments increased 17.6% sequentially to 741 thousand 8-inch equivalent wafers in Q3.”

Dr. Hu continued, “We are seeing strong demand for our 90nm technologies and we are building momentum in our development of new technologies at the leading edge. It will be exciting to watch as these 90nm products begin spreading within the mainstream markets in the coming months. UMC led all foundries in 90nm wafer shipments in July 2005 with over 10,000 shipments and by the end of August, UMC shipped over 100,000 90nm wafers in total. We believe this is a solid indication of the production maturity and readiness of UMC’s 90nm process for every major advanced application. We are currently producing 90nm chips at two 300mm fabs and one 200mm fab, and now have over 20 different products that are currently being manufactured. In addition to UMC’s standard 90nm device offering, customers are also utilizing either the company’s 90nm low-power or high-speed device options, depending upon their product application.”

“I would also like to note that we have already delivered working 65nm product samples to customers. This not only demonstrates that this technology is a reality at UMC today, but is also a testament to our commitment to maintaining our leadership in the industry at the leading edge. About 70% of UMC’s revenue comes from our fabless customers, and their dependency on System-on-Chip (SoC) solutions is increasing as process geometries shrink. In response to this, in the past two years we have particularly focused on enhancing our capabilities in system and architecture knowledge, Electronic Design Automation (EDA) methodology, and tape-out services, and expanding our IP portfolio. This intense focus on delivering premium value-added services to our customers has been at the center of our SoC Solution Foundry strategy and has been a primary factor in helping to drive our success with leading edge 90nm, and now 65nm technologies. As the semiconductor industry continues to evolve, we believe that this strategy will help lead UMC into a long-term phase of sustainable success and profitability.”

4.	Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/27

2.	Number of shares repurchased this time: 17,900,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 314,121,914

5.	Average repurchase price per share this time: NTD $ 17.55

6.	Cumulative number of own shares held during the repurchase period: 183,934,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.93%

8.	Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/28

2.	Number of shares repurchased this time: 25,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 419,322,547

5.	Average repurchase price per share this time: NTD $ 16.77

6.	Cumulative number of own shares held during the repurchase period: 208,934,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.06%

8.	Any other matters that need to be specified: None

Exhibit 99.9

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

1.	Name of the securities: Common shares of Unimicron Technology Corp.

2.	Trading date: 2005/10/15~2005/10/31

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 14,400,000 shares; average unit price: $23.86 NTD; total amount: $343,563,750 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Gain of $ 70,462,967 NTD

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 24,145,265 shares; amount: 457,922,971 NTD; percentage of holdings: 2.52%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 69.29%; ratio of shareholder’s equity: 69.46%; the operational capital as shown in the most recent financial statement: $4,489,095 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/31

2.	Number of shares repurchased this time: 40,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 703,534,579

5.	Average repurchase price per share this time: NTD $ 17.59

6.	Cumulative number of own shares held during the repurchase period: 248,934,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.26%

8.	Any other matters that need to be specified: None

Exhibit 99.11

To announce the completion of the 9th share buyback program

1.	Originally determined ceiling on total monetary amount of the share repurchase: 83,847,040 thousand NTD

2.	Original scheduled period for the repurchase: 2005/09/30~2005/11/29

3.	Originally determined number of shares to be repurchased: 250,000,000

4.	Originally determined type of shares to be repurchased: Common shares

5.	Originally determined repurchase price range: NTD $30.65~$14.00 per share

6.	Date of expiry of the repurchase period or completion of the repurchase: 2005/11/02

7.	Number of shares repurchased: 250,000,000 shares

8.	Type of shares repurchased: Common shares

9.	Total monetary amount of shares repurchased: NTD $4,804,867,505

10.	Average repurchase price per share: NTD 19.22 per share

11.	Cumulative number of own shares held: 942,067,000 shares

12.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 4.77%

13.	Reason for non-completion of the share repurchase at expiry of the repurchase period: N/A

14.	Any other matters that need to be specified: None

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/10/04

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 1; average unit price: $1,165,268,860 NTD; total transaction price: $1,165,268,860 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.13

United Microelectronics Corporation

November 8, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
October	Invoice amount	9,351,764	10,350,191	- 998,427	-9.65%
2005	Invoice amount	70,988,870	101,985,592	- 30,996,722	-30.39%
October	Net sales	9,037,949	10,064,217	- 1,026,268	-10.20%
2005	Net sales	72,345,371	99,147,283	- 26,801,912	-27.03%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,531,718
UMC’s subsidiaries	23,226	22,936	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	79,063,435
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	15,000,000
Net Profit from Fair Value	0	(733,454)
Written-off Trading Contracts	35,413,823	0
Realized profit (loss)	(415,155)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	1,051,572
Net Profit from Market Value	8,582
Written-off Trading Contracts	651,345
Realized profit (loss)	31,993

Exhibit 99.14

United Microelectronics Corporation

For the month of October, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of October, 2005.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of September 30, 2005	Number of shares held as of October 31, 2005	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of September 30, 2004	Number of shares pledge as of October 31, 2005	Changes
Vice President	Wen-Yang Chen	501,000	0	(501,000)

3)	The acquisition assets (NT$ Thousand)

Description of assets	October	2005
Semiconductor Manufacturing Equipment	1,684,664	11,215,223
Fixed assets	0	208,641

4)	The disposition of assets (NT$ Thousand)

Description of assets	October	2005
Semiconductor Manufacturing Equipment	22,970	103,138
Fixed assets	0	0

Exhibit 99.15

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2005 AND 2004

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

www.umc.com

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have reviewed the accompanying balance sheets of United Microelectronics Corporation as of September 30, 2005 and 2004, and the related statements of income and cash flows for the nine-month periods ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review reports based on our reviews. As described in Note 4(7) to the financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of September 30, 2005 and 2004 of the investees, which were reviewed by other auditors. Our review insofar as it relates to the investment income amounting to NT$474 million and NT$452 million for the nine-month periods ended September 30, 2005 and 2004, respectively, and the related long-term investment balances of NT$4,479 million and NT$4,109 million as of September 30, 2005 and 2004, respectively, is based solely on the reports of the other auditors.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other auditors, we are not aware of any material modifications or adjustments that should have been made to the financial statements referred to above in order for them to be in conformity of “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No.35, “Accounting for Asset Impairment” to account for the impairment of its assets.

October 14, 2005

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED BALANCE SHEETS

September 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

		As of September 30,
	Notes	2005	2004
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$71,791,902	$85,270,452
Marketable securities, net	2, 4(2)	3,124,298	3,031,120
Notes receivable	4(3)	2,787	12,001
Notes receivable - related parties	5	56,463	41,996
Accounts receivable, net	2, 4(4)	4,563,070	5,229,855
Accounts receivable - related parties, net	2, 5	8,749,683	12,132,140
Other receivables	2	664,725	626,727
Other financial assets, current	2, 4(5), 10	66,220	189,613
Inventories, net	2, 4(6)	9,381,141	9,029,345
Prepaid expenses		591,088	397,065
Deferred income tax assets, current	2, 4(18)	3,519,989	3,886,965

Total current assets		102,511,366	119,847,279

Funds and long-term investments	2, 4(7)
Long-term investments accounted for under the equity method		37,245,154	65,448,677
Long-term investments accounted for under the cost method		7,800,725	7,419,465

Total funds and long-term investments		45,045,879	72,868,142

Other financial assets, noncurrent	2, 4(5), 10	986,176	1,536,750

Property, plant and equipment	2, 4(8), 6, 7
Land		1,132,576	1,132,576
Buildings		16,001,974	13,132,532
Machinery and equipment		360,899,914	293,935,079
Transportation equipment		88,498	80,546
Furniture and fixtures		2,182,011	1,952,955
Leased assets		—	47,783

Total cost		380,304,973	310,281,471
Less : Accumulated depreciation		(240,517,566)	(192,147,761)
Add : Construction in progress and prepayments		13,810,913	17,796,639

Property, plant and equipment, net		153,598,320	135,930,349

Intangible assets
Goodwill	2, 4(20)	3,957,059	1,235,904
Technological know-how	2	391,112	—

Total intangible assets		4,348,171	1,235,904

Other assets
Deferred charges	2	1,958,664	1,622,916
Deferred income tax assets, noncurrent	2, 4(18)	3,815,915	3,448,939
Other assets - others	2, 4(9), 6	2,061,131	2,181,479

Total other assets		7,835,710	7,253,334

Total assets		$314,325,622	$338,671,758

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	4(10)	$830,250	$—
Accounts payable		4,505,476	5,091,490
Accounts payable - related parties	5	—	1,339,709
Income tax payable	2	60,422	60,389
Accrued expenses		6,431,701	6,629,800
Payable on equipment		3,747,203	9,231,986
Other payables	10	84,406	—
Current portion of long-term interest-bearing liabilities	4(11), 5, 6	5,250,000	8,390,003
Other current liabilities	7	904,320	1,281,266

Total current liabilities		21,813,778	32,024,643

Long-term interest-bearing liabilities
Bonds payable	2, 4(11)	28,500,927	33,829,239

Total long-term interest-bearing liabilities		28,500,927	33,829,239

Other liabilities
Accrued pension liabilities	2, 4(12)	3,098,527	2,599,798
Deposits-in		20,826	16,516
Deferred credits - intercompany profits	2	9,806	3,796,523
Other liabilities - others		629,723	—

Total other liabilities		3,758,882	6,412,837

Total liabilities		54,073,587	72,266,719

Capital	2, 4(13), 4(14), 4(20)
Common stock		197,658,588	177,478,439
Capital collected in advance		5,305	—
Capital reserve	2, 4(13), 4(14), 4(20)
Premiums		64,411,138	63,783,209
Change in equities of long-term investments		20,720,089	20,835,864
Retained earnings	4(16)
Legal reserve		15,996,839	12,812,501
Special reserve		1,744,171	90,871
Unappropriated earnings		5,787,840	28,164,724
Adjusting items in stockholders’ equity	2
Unrealized loss on long-term investments		(9,458,866)	(9,657,023)
Cumulative translation adjustment		469,429	581,917
Treasury stock	2, 4(15)	(37,082,498)	(27,685,463)

Total stockholders’ equity		260,252,035	266,405,039

Total liabilities and stockholders’ equity		$314,325,622	$338,671,758

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF INCOME

For the nine-month periods ended September 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the nine-month period ended September 30,
	Notes	2005	2004
Operating revenues	2, 5
Sales revenues		$63,359,239	$88,609,157
Less : Sales returns and discounts		(1,329,963)	(1,941,950)

Net sales		62,029,276	86,667,207
Other operating revenues		1,278,147	2,415,859

Net operating revenues		63,307,423	89,083,066

Operating costs	4(17)
Cost of goods sold	5	(56,628,264)	(58,040,665)
Other operating costs		(503,115)	(1,588,974)

Operating costs		(57,131,379)	(59,629,639)

Gross profit		6,176,044	29,453,427
Unrealized intercompany profit	2	(107,954)	(227,535)
Realized intercompany profit	2	154,417	106,702

Gross profit-net		6,222,507	29,332,594

Operating expenses	4(17), 5
Sales and marketing expenses		(1,668,483)	(1,538,748)
General and administrative expenses		(2,175,558)	(1,804,436)
Research and development expenses		(5,975,207)	(4,373,421)

Subtotal		(9,819,248)	(7,716,605)

Operating (loss) income		(3,596,741)	21,615,989

Non-operating income
Interest revenue		643,405	668,460
Dividend income		764,728	1,031,297
Gain on disposal of property, plant and equipment	2	53,326	130,862
Gain on sales of investments	2, 4(11)	8,572,950	10,942,967
Exchange gain, net	2, 10	212,008	—
Gain on recovery of market value of inventory	2	548,230	—
Other income		530,176	240,311

Subtotal		11,324,823	13,013,897

Non-operating expenses
Interest expense	4(8), 5	(653,562)	(972,081)
Investment loss accounted for under the equity method, net	2, 4(7)	(2,761,674)	(544,418)
Other investment loss	2	—	(84,968)
Loss on disposal of property, plant and equipment	2	(64,799)	(216,900)
Exchange loss, net	2, 10	—	(327,622)
Loss on decline in market value and obsolescence of inventories	2	—	(457,477)
Financial expenses		(212,911)	(285,997)
Other losses	2, 4(11)	(51,723)	(1,196,855)

Subtotal		(3,744,669)	(4,086,318)

Income before income tax		3,983,413	30,543,568
Income tax expense	2, 4(18)	(662)	(33,793)

Net income		$3,982,751	$30,509,775

Earnings per share-basic (NTD)	2, 4(19)
Income before income tax		$0.22	$1.63

Net income		$0.22	$1.63

Earnings per share-diluted (NTD)	2, 4(19)
Income before income tax		$0.21	$1.60

Net income		$0.21	$1.60

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(19)
Net income		$3,982,751	$30,509,775

Earnings per share-basic (NTD)		$0.21	$1.58

Earnings per share-diluted (NTD)		$0.20	$1.55

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month period ended September 30,
	2005	2004
Cash flows from operating activities:
Net income	$3,982,751	$30,509,775
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	34,064,535	28,412,720
Amortization	1,721,927	823,114
Bad debt expenses (reversal)	(120,266)	45,210
(Gain) loss on (recovery) decline in market value and obsolescence of inventories	(548,230)	457,477
Cash dividends received under the equity method	724,511	439,514
Investment loss accounted for under the equity method	2,761,674	544,418
Other loss on long-term investments	—	84,968
Write-off of deferred charges	—	269,325
Gain on sales of investments	(8,572,950)	(10,942,967)
Loss on disposal of property, plant and equipment	11,473	86,038
Exchange loss (gain) on long term liabilities	143,898	(72,890)
Amortization of bond premiums	—	(10,050)
Loss on reacquisition of bonds	—	59
Amortization of deferred income	(55,974)	—
Changes in assets and liabilities:
Notes and accounts receivable	(1,677,615)	(3,537,047)
Other receivables	(111,614)	(69,820)
Inventories	324,578	(1,424,469)
Prepaid expenses	(275,113)	335,899
Other financial assets	156,494	108,476
Accounts payable	(232,167)	1,970,394
Income tax payable	—	10,696
Accrued expenses	(2,194,935)	1,809,150
Other current liabilities	(64,207)	119,827
Compensation interest payable	—	(126,111)
Capacity deposits	(171,699)	(5,937)
Accrued pension liabilities	408,017	320,445
Other liabilities - others	229,690	—

Net cash provided by operating activities	30,504,778	50,158,214

Cash flows from investing activities:
Increase in marketable securities, net	(73,383)	(1,437,768)
Cash proceeds from merger	943,862	70,383
Decrease in other financial assets, net	630,928	1,481,004
Acquisition of long-term investments	(3,367,549)	(8,180,364)
Proceeds from sales of long-term investments	9,617,646	4,278,373
Proceeds from liquidation of long-term investments	95,090	—
Acquisition of property, plant and equipment	(11,379,767)	(32,246,251)
Proceeds from disposal of property, plant and equipment	120,175	267,430
Increase in deferred charges	(1,058,709)	(686,510)
(Increase) decrease in other assets, net	(114,149)	985,755
Increase in other receivables, net	(5,137,760)	—

Net cash used in investing activities	(9,723,616)	(35,467,948)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

(continued)

	For the nine-month period ended September 30,
	2005	2004
Cash flows from financing activities:
Decrease in short-term loans, net	$(1,074,150)	$(400,000)
Repayment of long-term loans	(16,153,714)	(5,866,537)
Redemption of bonds	(2,820,004)	(10,766,941)
Reacquisition of bonds	—	(41,392)
Remuneration paid to directors and supervisors	(27,005)	(12,618)
Increase (decrease) in deposits-in, net	(1,258)	137
Cash dividends	(1,758,736)	—
Purchase of treasury stock	(11,575,235)	(5,198,020)
Exercise of employees’ stock options	1,133,330	—

Net cash used in financing activities	(32,276,772)	(22,285,371)

Currency exchange	(59,817)	—

Net decrease in cash and cash equivalents	(11,555,427)	(7,595,105)
Cash and cash equivalents at beginning of period	83,347,329	92,865,557

Cash and cash equivalents at end of period	$71,791,902	$85,270,452

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,144,137	$1,498,314

Cash paid (returned) for income tax	$(11,836)	$51,375

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$8,849,034	$37,335,622
Add: Payable at beginning of period	4,704,299	4,057,940
Payable transferred in from the Branch at beginning of period	1,573,637	84,675
Less: Payable at end of period	(3,747,203)	(9,231,986)

Cash paid for acquiring property, plant and equipment	$11,379,767	$32,246,251

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$—	$11,614,141
Book value of reference shares delivered for exchange	—	(3,898,638)
Elimination of related balance sheet accounts	—	90,983

Recognition of gain on disposal of investments	$—	$7,806,486

The accompanying notes are an integral part of the financial statements.

UNITED MICROELECTRONICS CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

September 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (“the Company”) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy individual customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the merger with SiS Microelectronics Corp. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to newly incorporated Singapore branch (“the Branch”) since April 1, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year’s results. However, exchange gains or losses from investments in foreign entities are recognized as cumulative translation adjustments in stockholders’ equity.

Translation of Foreign Currency Financial Statements

The financial statements of the Branch are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than the New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value on the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of bond funds, equity funds and short-term notes are identified specifically while other marketable securities are determined on the weighted-average method. The market values of listed securities, convertible bonds and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value of open-end funds is determined by the net asset value at the balance sheet date. The amount for which the aggregate cost exceeds the market value is reported as a loss in the current period. If recovery of the market value occurs in subsequent periods, a gain will be recognized to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss is to be determined for the instances of decline in market value and obsolescence.

Long-term Investments

Long-term investments are recorded at cost when acquired. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Company, shall be accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for long-term investment purpose is deducted from the stockholders’ equity. The market value is determined by the average closing price during the last month of the fiscal year. Investments of less than 20% of the outstanding voting rights in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if there is significant decrease in the market values of the shares, and where such decrease is deemed irrecoverable. The losses shall be treated in the new cost basis of such investment.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting rights of the investees and has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years.

The change in the Company’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely.

Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the multiplication of the Company’s ownership percentages; while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Company’s ownership percentage in the subsidiary.

In compliance with the Statements of Financial Accounting Standards of the Republic of China (R.O.C. SFAS) No.23 “Interim Financial Reporting and Disclosures”, gain or losses arising from investments accounted for under the equity method have been recognized as of September 30, 2005, in proportion to the Company’s share ownership in the investees.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Maintenance and repairs are recognized as expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation shall be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference recognized as non-operating expenses. The corresponding depreciation expenses provided are also classified as non-operating expenses.

Depreciation is provided on the straight-line basis using the estimated economic life of the assets less salvage value, if any. In the cases where the estimated economic life for property, plant and equipment that are still in use expires, these assets shall be depreciated over the amended estimated useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings – 20 to 55 years; machinery and equipment – 5 years; transportation equipment – 5 years; furniture and fixtures – 5 years; leased assets – the lease period or estimated economic life, whichever is shorter.

Intangible Assets

Patents are stated at cost and amortized over their estimated economic life using the straight-line method. Goodwill arising from the merger is amortized using the straight-line method over 15 years. As a result of the reorganization of UMCi Ltd., the difference between the acquisition cost and net equity is recognized as goodwill and amortized over 5 years. Technological know-how are recorded at cost of acquisition and amortized over their estimated economic life.

Where signs of permanent devaluation of intangible assets exist, with remote likelihood of value recovery, impairment loss shall be recognized in the current period. The carrying value after recognizing the impairment loss shall be recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: bonds issuance costs – over the life of the bonds, patent license fees – the term of contract or estimated economic life of the related technology, and software – 3 years.

Where signs of permanent devaluation of deferred charges exist, with remote likelihood of value recovery, impairment loss shall be recognized in the current period. The carrying value after recognizing the impairment loss shall be recorded as the new cost.

Convertible and Exchangeable Bonds

The issuance costs of convertible and exchangeable bonds are classified as deferred charges and amortized over the life of the bonds.

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds shall be credited to common stock at an amount equal to the par value of the common stock and the excess is credited to the capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bonds shall be offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Pension Plan

All regular employees are covered by a defined benefit pension plan that is managed by an independently administered pension fund committee within the Company. The fund is deposited under the committee’s name in the Central Trust of China and kept apart from the Company. The fund is not included in the Company’s financial statements. Pension benefits for employees of the Branch are provided in accordance with the local regulations.

The Labor Pension Act of R.O.C. (“the Act”), which adopts a defined contribution plan, took effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to follow either the Act, and retain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees following the Act, the Company shall make monthly contributions to the employees’ individual pension accounts of no less than 6% of the employees’ monthly wages.

The accounting for pension is computed in accordance with the R.O.C. SFAS No.18. For the defined benefit pension, the net pension cost is calculated based on an actuarial valuation, and pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are taken into consideration. For the defined contribution pension, the Company recognizes the pension amount as expense in the period in which the contribution occurs, on the basis of obligation.

Employee Stock Option Plan

The Company applies intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Company also discloses pro forma net income and earnings per share under the fair value method only for options granted since January 1, 2004.

Treasury Stock

The Company adopted the R.O.C. SFAS No. 30, which requires treasury stock held by the Company to be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to the capital reserve. The Company’s stock held by its subsidiaries is also treated as treasury stock in the Company’s account.

Revenue Recognition

The main sales term of the Company is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized at the point where ownership and liability for risk of loss or damage to the products have been transferred to customers, usually upon shipment. Sales returns and discounts take into consideration customer complaints and past experiences, and are accrued in the same year as the related sales.

Capital Expenditure versus Operating Expenditure

Expenditure shall be capitalized if it is probable that future economic benefits associated with the expenditure will flow to the Company and the expenditure amount exceeds a predetermined level. Otherwise it is recognized as expense when incurred.

Income Tax

The Company adopted the R.O.C. SFAS No. 22 “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect if the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

In compliance with the R.O.C. SFAS No. 12, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investments by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed in compliance with the R.O.C. SFAS No. 24. Basic earnings per share is computed by dividing net income (loss) by weighted-average number of shares outstanding during the year. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Derivative Financial Instruments

The interest rate swap agreements entered into for hedging purposes are accounted for on a net accrual basis in accordance with the contractual interest rate as an adjustment to the interest income or expense of the hedged items.

Foreign exchange forward contracts are held to hedge the exchange rate risk arising from net assets or liabilities denominated in foreign currency. These forward contracts are translated and recorded using the spot rate at the inception of the contracts, and the discount or premium of the forward contracts is amortized over their lifespan. The difference between the spot rate at the inception of a forward contract and the spot rate at the balance sheet date is reflected in the statement of income. The receivables and payables of the foreign exchange forward contracts are offset and the resulting balances are recognized as either assets or liabilities. Exchange gains or losses from the settlement of forward contracts are included in the current period’s earnings.

Merger

The Company merged with SiSMC and recognized the sum of the difference between the acquisition costs, which are the market price of equity stocks issued and other related costs, and the fair value of the identifiable net assets acquired as goodwill in compliance with the R.O.C. SFAS No. 25 “ Enterprise Mergers – Accounting of Purchase Method”. The fair value of identifiable net assets and goodwill deducted from the par value of the equity stocks issued and other related costs is recognized as capital reserve.

Asset Impairment

Pursuant to the R.O.C. SFAS No. 35, the Company assesses indicators of impairment for all its assets within the scope of the standard at each balance sheet date. If impairment is indicated, the Company shall then compare the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and write down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair values less costs to sell and the values in use.

For previously recognized losses, the Company shall assess, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have decreased. If there is any such indication, the Company recalculates the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company shall reverse the impairment loss to the extent that the carrying amount after the reversal would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, impairment loss shall be recognized. While recognizing impairment losses, the portion of goodwill allocated shall be written down at the outset. After goodwill has been written off, the remaining impairment loss shall be shared among other assets pro rata to their carrying amount.

The write-down in goodwill cannot be reversed under any circumstances in subsequent periods.

Impairment loss (reversal) is classified as non-operating losses/(income).

3.	ACCOUNTING CHANGE

The Company had adopted the R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements started on and after January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles does not have any impact on the Company’s net income, earnings per share and total assets as of September 30, 2005.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of September 30,
	2005	2004
Cash:
Cash on hand	$1,705	$1,397
Checking and savings accounts	1,595,213	438,864
Time deposits	61,325,143	73,748,105

Subtotal	62,922,061	74,188,366

Cash equivalents:
Government bonds acquired under repurchase agreements	8,869,841	11,082,086

Total	$71,791,902	$85,270,452

(2)	MARKETABLE SECURITIES, NET

	As of September 30,
	2005	2004
Beneficiary certificate	$—	$10,000
Convertible bonds	1,490,673	1,624,648
Listed equity securities	1,633,625	1,396,472

Total	$3,124,298	$3,031,120

(3)	NOTES RECEIVABLE

	As of September 30,
	2005	2004
Notes receivable	$2,787	$12,001

(4)	ACCOUNTS RECEIVABLE, NET

	As of September 30,
	2005	2004
Accounts receivable	$4,755,657	$5,972,387
Less: Allowance for sales returns and discounts	(112,523)	(650,419)
Less: Allowance for doubtful accounts	(80,064)	(92,113)

Net	$4,563,070	$5,229,855

(5)	OTHER FINANCIAL ASSETS, CURRENT

	As of September 30,
	2005	2004
Credit-linked deposits and repackage bonds	$1,052,396	$1,706,300
Interest rate swaps	—	20,063

Total	1,052,396	1,726,363
Less: Non-current portion	(986,176)	(1,536,750)

Net	$66,220	$189,613

Please refer to Note 10 for disclosures on risks of other financial assets.

(6)	INVENTORIES, NET

	As of September 30,
	2005	2004
Raw materials	$281,061	$200,699
Supplies and spare parts	1,704,681	1,950,332
Work in process	7,985,061	6,841,283
Finished goods	387,012	901,861

Total	10,357,815	9,894,175
Less: Allowance for loss on decline in market value and obsolescence	(976,674)	(864,830)

Net	$9,381,141	$9,029,345

a.	The insurance coverage for inventories was sufficient as of September 30, 2005 and 2004, respectively.

b.	Inventories were not pledged.

(7)	LONG-TERM INVESTMENTS

a.	Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As September 30,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the equity method :
UMC Group (USA)	$684,830	100.00	$586,204	100.00
United Microelectronics (Europe) B.V.	286,536	100.00	305,929	100.00
UMC Capital Corporation	1,366,315	100.00	1,075,445	100.00
United Microelectronics Corp. (Samoa)	15,020	100.00	6,315	100.00
UMCi Ltd. (Note A)	9,440	100.00	27,102,233	94.55
Fortune Venture Capital Inc.	4,282,373	99.99	2,562,601	99.99
Hsun Chieh Investment Co., Ltd. (Hsun Chieh)	9,933,386	99.97	10,405,677	99.97
United Microdisplay Optronics Corp.	361,689	86.72	510,020	83.48
Pacific Venture Capital Co., Ltd.	287,236	49.99	308,903	49.99
UMC Japan	7,051,351	48.95	9,244,771	47.48
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	1,054,413	45.35	1,084,781	45.35
Unitech Capital Inc.	692,177	42.00	815,636	42.00
Holtek Semiconductor Inc.	747,910	24.88	685,424	25.23
ITE Tech. Inc.	301,000	23.78	288,082	22.23
Unimicron Technology Corp.	3,731,268	20.83	3,424,057	21.44
Faraday Technology Corp. (Note C)	816,914	18.33	762,725	18.38
XGI Technology Inc. (Note B)	224,613	16.54	—	—
Silicon Integrated Systems Corp. (Note C)	4,098,440	16.50	4,468,303	16.16
Thintek Optronics Corp. (Note B)	26,047	14.26	—	—
AMIC Technology Corporation (Note B)	52,290	11.86	115,140	11.83
Novatek Microelectronics Corp. (Note C)	1,221,906	11.80	1,588,603	19.63
United Foundry Service, Inc. (Note D)	—	—	107,828	100.00
United Fu Shen Chen Technology Corporation (formerly Applied Component Technology Corp.) (Note E)	—	—	—	18.48

Subtotal	37,245,154		65,448,677

	As September 30,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the cost method or the lower of cost or market value method :
United Fu Shen Chen Technology Corporation (formerly Applied Component Technology Corp.) (Note E)	$40,000	16.60	$—	—
United Industrial Gases Co., Ltd.	146,250	8.11	146,250	8.11
MediaTek Incorporation	655,659	6.67	1,035,256	10.75
Industrial Bank of Taiwan Corp.	1,139,196	4.95	1,139,196	4.95
Subtron Technology Co., Ltd.	172,800	4.92	172,800	4.92
South Epitaxy Corporation (Note F)	443,654	6.79	—	—
Chipbond Technology Corporation (Note G)	235,893	4.48	—	—
Billionton Systems Inc.	30,948	2.99	30,948	2.77
AU Optronics Corp. (Note H)	959,082	1.33	994,097	1.49
Mega Financial Holding Company	3,108,655	0.84	3,108,656	0.84
Premier Image Technology Corporation	27,964	0.60	27,964	0.59
Pacific Technology Partners, L.P. (Note I)	375,074	—	327,188	—
Pacific United Technology, L.P. (Note I)	165,550	—	137,110	—
Taiwan High Speed Rail Corporation (Note J)	300,000	—	300,000	—

Subtotal	7,800,725		7,419,465

Total	$45,045,879		$72,868,142

Note A:	During 2004, the Company acquired an additional 24.95% of interests in UMCi Ltd., totaling 227,938 thousand shares amounting to NT$10,762 million. Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to the Branch since April 1, 2005.
Note B:	The equity method was applied for investees in which the percentage of ownership directly and indirectly held by the Company was greater than 20%.
Note C:	The equity method was applied for investees in which the Company held the highest percentage of the outstanding voting rights and had significant influences on operating decisions.
Note D:	United Foundry Service, Inc. liquidated in April 2005. All businesses, operations, and assets of the company were transferred to UMC Group (USA).

Note E:	For the nine-month period ended September 30, 2004 the Company recognized permanent loss of NT$84,968 thousand as the decline in market value was deemed irrecoverable. Since January 1, 2005, the Company was no longer a majority stockholder of United Fu Shen Chen Technology Corporation. As the Company had no majority voting rights or significant influences, the cost method was applied.
Note F:	As of August 1, 2005, the Company’s former investee, Epitech Technology Corporation (accounted for under the cost method), was merged into South Epitaxy Corporation. One share of Epitech Technology Corporation was exchanged for 1.36 share of South Epitaxy Corporation. As the Company held less than 20% voting rights and had no significant influences, the cost method was applied.
Note G:	As of September 1, 2005 the Company’s former investee, Aptos (Taiwan) Corp. (accounted for under the equity method), merged into Chipbond Technology Corporation. Three shares of Aptos (Taiwan) Corp. were exchanged for 1 share of Chipbond Technology Corporation. As the Company held less than 20% voting rights and had no significant influences, the cost method was applied.
Note H:	As of September 30, 2005 and 2004, 77,625 thousand shares and 73,815 thousand shares with book values of NT$959 million and NT$994 million, respectively, held by the Company in AU Optronics Corp. were utilized as reference shares for the Company’s zero coupon exchangeable bonds.
Note I:	The amount represented the investment in limited partnership without voting rights. As the Company was not able to exercise significant influences, the investments were accounted for under the cost method.
Note J:	The amount represented investment in 30 million preferred shares. As the Company did not possess voting rights or significant influence, the cost method was applied.

b.	Total loss arising from investments accounted for under the equity method, which were based on the reviewed financial statements of the investees, were NT$2,762 million and NT$544 million for the nine-month periods ended September 30, 2005 and 2004, respectively. Among which, investment income amounting to NT$474 million and NT$452 million from the respective long-term investment balances of NT$4,479 million and NT$4,109 million as of September 30, 2005 and 2004, respectively, were determined based on the investees’ financial statements reviewed by other auditors.

c.	The long-term investments were not pledged.

(8)	PROPERTY, PLANT AND EQUIPMENT

	As of September 30, 2005
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	16,001,974	(4,487,400)	11,514,574
Machinery and equipment	360,899,914	(234,520,219)	126,379,695
Transportation equipment	88,498	(60,199)	28,299
Furniture and fixtures	2,182,011	(1,449,748)	732,263
Construction in progress and prepayments	13,810,913	—	13,810,913

Total	$394,115,886	$(240,517,566)	$153,598,320

	As of September 30, 2004
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	13,132,532	(3,693,988)	9,438,544
Machinery and equipment	293,935,079	(187,178,672)	106,756,407
Transportation equipment	80,546	(51,149)	29,397
Furniture and fixtures	1,952,955	(1,180,151)	772,804
Leased assets	47,783	(43,801)	3,982
Construction in progress and prepayments	17,796,639	—	17,796,639

Total	$328,078,110	$(192,147,761)	$135,930,349

a.	Total interest expense before capitalization amounted to NT$894 million and NT$1,118 million for the nine-month periods ended September 30, 2005 and 2004, respectively.

Details of capitalized interest are as follows :

	For the nine-month period ended September 30,
	2005	2004
Machinery and equipment	$235,855	$142,922
Other property, plant and equipment	4,397	3,078

Total interest capitalized	$240,252	$146,000

Interest rates applied	2.86%~ 4.20%	2.30%~ 3.38%

b.	The insurance coverage for property, plant and equipment was sufficient as of September 30, 2005 and 2004, respectively.

c.	Please refer to Note 6 for property, plant and equipment pledged as collateral.

(9)	OTHER ASSETS-OTHERS

	As of September 30,
	2005	2004
Leased assets	$1,362,190	$1,380,613
Deposits-out	579,823	677,957
Others	119,118	122,909

Total	$2,061,131	$2,181,479

a.	The insurance coverage for leased assets was sufficient as of September 30, 2005 and 2004, respectively.

b.	Please refer to Note 6 for deposits-out pledged as collateral.

(10)	SHORT-TERM LOANS

	As of September 30,
	2005	2004
Unsecured bank loans	$830,250	$—

Interest rates	3.22%~3.93%	—

The Company’s unused short-term lines of credits amounted to NT$8,237 million and NT$11,932 million as of September 30, 2005 and 2004, respectively.

(11)	BONDS PAYABLE

	As of September 30,
	2005	2004
Secured domestic bonds payable	$—	$1,140,003
Unsecured domestic bonds payable	30,500,000	37,750,000
Exchangeable bonds payable	3,250,927	3,329,239

Total	33,750,927	42,219,242
Less: Current portion	(5,250,000)	(8,390,003)

Net	$28,500,927	$33,829,239

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repayable in installments every six months from April 27, 2002 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three annual installments at the rates of 30%, 30% and 40%.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On December 12, 2001, the Company issued zero coupon convertible redeemable bonds amounting to US$302.4 million on the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds can be redeemed at 101.675% of their principal amount on March 1, 2004.

(b)	Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds subject to giving no less than 30 nor more than 60 days’ advance notice at the early redemption amount, provided that:

i.	On or at any time after June 13, 2003, the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days ending at any time within the period of 5 ADS trading days prior to the redemption notice, or

ii.	At any time prior to maturity, at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

(c)	Conversion Period

i.	In respect of the common shares, on or after January 22, 2002 and on or prior to February 20, 2004, or

ii.	In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering the resale of certain ADSs issuable upon conversion of the bonds has been declared effective by the U.S. Securities and Exchange Commission, on or prior to February 20, 2004.

(d)	Conversion Price

i.	In respect of the common shares, will be NT$66.67 per share, and

ii.	In respect of the ADSs, will be US$9.673 per ADS.

The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of September 30, 2004, the Company had reacquired a total amount of US$63 million of the bonds from the open market. The corresponding loss on the reacquisition amounting to NT$0.06 million for the nine-month period ended September 30, 2004, was recognized as other losses.

(f)	Redemption of the Bonds

On February 27, 2004, the remaining balance of bonds was redeemed.

e.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds exchangeable for common shares or ADSs of AU Optronics Corp. (AUO) with an aggregate principal amount of US$235 million. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on May 10, 2007.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after August 10, 2002, and prior to May 10, 2007, at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US Dollars at the rate of NT$34.645 to US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of the holders, redeem such bonds on February 10, 2005 at their principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO shares or AUO ADSs at an exchange price of NT$46.10 per share, determined on the basis of a fixed exchange rate of NT$34.645 to US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of September 30, 2005 and 2004, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$137 million and US$137 million, respectively, into AUO shares. The corresponding gains on the exchange amounting to NT$0 and NT$3,457 million for the nine-month periods ended September 30, 2005 and 2004, respectively, were recognized as gain on disposal of investments.

f.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

g.	On July 15, 2003, the Company issued its second LSE listed zero coupon exchangeable bonds exchangeable for common shares of AUO with an aggregate principal amount of US$206 million. The issue price was set at 103.0% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on July 15, 2008.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after January 15, 2004 and on or prior to July 15, 2005, at their principal amount plus a certain premium (the “Early Redemption Amount”) and thereafter until July 15, 2008 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 125% of the exchange price then in effect translated into US Dollars at the rate of NT$34.390 to US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of any bondholder, redeem such bonds starting on July 15, 2005, at their principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after August 14, 2003 and prior to June 30, 2008, into AUO shares at an exchange price of NT$36.387 per share, determined on the basis of a fixed exchange rate of NT$34.390 to US$1.00; provided however, that if the exercise date falls within five business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of September 30, 2004, all bondholders have exercised their rights to exchange their bonds into AUO shares. The corresponding gain on the exchange amounting to NT$4,349 million for the nine-month period ended September 30, 2004, was recognized as a gain on disposal of investments.

h.	Repayments of the above bonds in the future years are as follows:

(Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.)

Bonds repayable in	Amount
2005 (4th quarter thereafter)	$—
2006	10,250,000
2007	5,500,927
2008	10,500,000
2009	—
2010 and thereafter	7,500,000

Total	$33,750,927

(12)	PENSION FUND

Pension costs amounting to NT$ 613 million and NT$396 million were recognized for the nine-month periods ended September 30, 2005 and 2004, respectively. The corresponding totals of the pension fund were NT$1,036 million and NT$926 million as of September 30, 2005 and 2004, respectively.

(13)	CAPITAL STOCK

a.	As of September 30, 2004, 22,000,000 thousand common shares were authorized to be issued and 17,747,844 thousand common shares were issued, each at a par value of NT$10.

b.	Based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC on July 1, 2004, the effective date, through the issuance of 357,143 thousand new shares at a par value of $10 each. 2.24 shares of SiSMC were exchanged to 1 share of the Company, the surviving company.

c.	As recommended by the board of directors and amended by the shareholders’ meeting on June 1, 2004, the Company issued 1,399,685 thousand new shares from the capitalization of retained earnings that amounted to NT$13,335 million and capital reserve that amounted to NT$661 million, of which NT$12,224 million were stock dividends and NT$1,111 million were employees’ bonus.

d.	On July 22, 2004, the Company wrote off 149,728 thousand shares of treasury stock, which were bought back during the period from August 1 to September 28, 2001 and the period from August 14 to September 25, 2002 for conversion of the convertible bonds.

e.	On April 26, 2005, the Company wrote off 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002 to be transferred to employee.

f.	As recommended by the board of directors and amended by the shareholders’ meeting on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million were stock dividends and NT$1,973 million were employees’ bonus.

g.	The employee stock options issued by the Company on October 7, 2002, and January 3, 2003, were exercised into 111,107 thousand shares during the nine-month period ended September 30, 2005. Among the exercised employee stock options, 30,406 thousand common shares were issued on September 28, 2005, and registration is currently under process.

h.	As of September 30, 2005, 26,000,000 thousand common shares were authorized to be issued and 19,765,859 thousand common shares were issued, each at a par value of NT$10.

i.	The Company has issued a total of 276,820 thousand ADSs which were traded on the NYSE as of September 30, 2005. The total number of common shares represented by all issued ADSs is 1,384,102 thousand shares (one ADS represents five common shares).

(14)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, and September 30, 2004, the Company was authorized by the relevant government authorities to issue Employee Stock Options with a total number of 1 billion, 150 million, and 150 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The grant period of the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	697,389	$15.9
January 3, 2003	61,000	49,388	$17.9
November 26, 2003	57,330	49,000	$25.0
March 23, 2004	33,330	26,900	$23.2
July 1, 2004	56,590	48,350	$20.9
October 13, 2004	20,200	16,820	$18.0
April 29, 2005	23,460	21,160	$16.6
August 16, 2005	54,350	53,020	$21.9
September 29, 2005	51,990	50,930	$20.0

a.	A summary of the Company’s stock option plans, and related information for the nine-month periods ended September 30, 2005 and 2004, are as follows:

	For the nine-month period ended September 30,
	2005		2004
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of period	973,858	$17.0	980,664	$16.5
Granted	129,800	$20.2	89,920	$21.8
Exercised	(66,969)	$15.9	—	—
Forfeited	(23,732)	$18.5	(57,936)	$17.1

Outstanding at end of period	1,012,957	$17.4	1,012,648	$16.9

Exercisable at end of period	327,153		—

Weighted-average fair value of options granted during the period (NTD)	$6.5		$4.0

b.	The information of the Company’s outstanding stock options as of September 30, 2005, is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.9~$17.9	746,777	1.4	$16.0	327,153	$16.1
2003.10.08	$20.9~$25.0	124,250	2.8	$23.0	—	—
2004.09.30	$16.6~$21.9	141,930	4.1	$19.9	—	—

		1,012,957	2.0	$17.4	327,153	$16.1

c.	The Company has used the intrinsic value method to recognize compensation costs for the employee stock options issued since January 1, 2004. The compensation costs for the nine-month period ended September 30, 2005 and 2004 are both NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the nine-month period ended September 30,
	2005		2004
	Basic earnings per share	Diluted earnings per share	Basic earnings per share	Diluted earnings per share
Net Income	$3,982,751	$3,982,751	$30,509,775	$30,539,495
Earnings per share (NTD)	$0.22	$0.21	$1.63	$1.60
Pro forma net income	$3,843,418	$3,843,418	$30,461,885	$30,491,605
Pro forma earnings per share (NTD)	$0.21	$0.21	$1.63	$1.60

The fair value of the options granted after January 1, 2004, was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for the nine-month periods ended September 30, 2005 and 2004: expected dividend yields of 1.64% and 11.40%; volatility factors of the expected market price of the Company’s common stock of 41.48% and 48.82%; risk-free interest rate of 1.92% and 2.79%; and a weighted-average expected life of the options of 4.4 years, respectively.

(15)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the nine-month periods ended September 30, 2005 and 2004. Details of the treasury stock transactions are as follows:

For the nine-month period ended September 30, 2005

(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of September 30, 2005
For transfer to employees	241,181	—	(49,114)	192,067
For conversion of the convertible bonds into shares	—	500,000	—	500,000

Total shares	241,181	500,000	(49,114)	692,067

For the nine-month period ended September 30, 2004 (In thousands of shares)
Purpose	As of January 1, 2004	Increase	Decrease	As of September 30, 2004
For transfer to employees	49,114	192,067		241,181
For conversion of the convertible bonds into shares	149,728		(149,728)

Total shares	198,842	192,067	(149,728)	241,181

b.	The eighth buyback plan of 500,000 shares was originally intended for the purpose of transfer to employees. However, as a result of the board of directors meeting held on September 9, 2005, the shares were approved to be used for the conversion of convertible bonds into shares instead. The buyback plan was approved by the relevant government authorities, and 500,000 thousand common shares were repurchased by the Company from the open market.

c.	According to the Securities and Exchange Law of the R.O.C., the total number of treasury stock should not exceed 10% of the Company’s issued stock; total purchase amount should not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of treasury stock that the Company could hold as of September 30, 2005 and 2004, was 1,976,586 thousand shares and 1,774,784 thousand while the ceiling of the amount was NT$88,397 million and NT$87,751 million, respectively. As of September 30, 2005 and 2004, the Company held 692,067 thousand and 241,181 thousand treasury stock that amounted to NT$16,773 million and NT$7,376 million, respectively.

d.	In compliance with the Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it entitle voting rights or receive dividends.

e.	As of September 30, 2005, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Inc., held 599,696 thousand shares and 21,847 thousand shares of the Company’s stock, with a book value of NT$20.40 and NT$7.87 per share, respectively. The average closing price during September 2005 was NT$20.40.

As of September 30, 2004, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Inc., held 543,732 thousand shares and 19,808 thousand shares of the Company’s stock, with a book value of NT$21.52 and NT$8.68 per share, respectively. The average closing price during September 2004 was NT$21.52.

(16)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b) and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings shall be allocated as employees’ bonus which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors makes and presents the distribution proposal annually at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

Details of the 2004 and 2003 dividend distribution and directors’ and supervisors’ remuneration are as follows:

	2004	2003
Cash dividend (per share)	$0.10	$—
Stock dividend (per share)	$1.03	$0.76
Capitalization from reserved capital (per share)	$—	$0.04
Employees stock dividend	$1,973 million	$1,111 million
Directors’ and supervisors’ remuneration	$27 million	$13 million

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve - excess from the merger in proportion to the ownership percentage - then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, in the case where the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided in the Company’s accounts in proportion to its ownership percentage.

For the 2004 appropriations approved by the shareholders’ meeting on June 13, 2005, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,667 million.

(17)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the nine-month period ended September 30,
	2005			2004
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,313,426	$1,264,479	$4,577,905	$4,557,651	$1,408,662	$5,966,313
Labor and health insurance	305,836	84,731	390,567	279,424	73,817	353,241
Pension	454,420	158,297	612,717	290,255	105,550	395,805
Other personnel expenses	50,448	11,285	61,733	48,940	16,896	65,836
Depreciation	32,665,449	1,394,653	34,060,102	26,970,733	1,433,202	28,403,935
Amortization	124,500	1,522,327	1,646,827	53,021	721,624	774,645

The numbers of employees as of September 30, 2005 and 2004, were 12,260 and 10,832, respectively.

(18)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the nine-month period ended September 30,
	2005	2004
Income tax on pre-tax income at statutory tax rate	$1,516,709	$7,635,882
Permanent differences	(1,315,850)	(5,841,375)
Change in investment tax credit	5,870,134	(2,492,907)
Change in valuation allowance	(6,070,993)	727,785
Income tax on interest revenue separately taxed	662	4,408

Income tax expense	$662	$33,793

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of September 30,
	2005		2004
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$15,043,540		$20,075,232
Loss carry-forward	$14,671,930	3,667,982	$16,861,498	4,215,375
Pension	3,098,528	774,632	2,461,194	615,298
Allowance on sales returns and discounts	648,720	162,180	2,014,049	503,512
Allowance for loss on obsolescence of inventories	895,408	223,852	506,230	126,558
Others	304,762	76,191	243,013	60,753

Total deferred income tax assets		19,948,377		25,596,728
Valuation allowance		(9,490,217)		(12,827,817)

Net deferred income tax assets		10,458,160		12,768,911

Deferred income tax liabilities
Unrealized exchange gain	(434,243)	(108,560)	(2,075,781)	(518,945)
Depreciation	(12,054,784)	(3,013,696)	(19,656,246)	(4,914,062)

Total deferred income tax liabilities		(3,122,256)		(5,433,007)

Total net deferred income tax assets		$7,335,904		$7,335,904

Deferred income tax assets - current		$6,343,585		$10,196,490
Deferred income tax liabilities - current		(108,560)		(518,945)
Valuation allowance		(2,715,036)		(5,790,580)

Net		3,519,989		3,886,965

Deferred income tax assets – non-current		13,604,792		15,400,238
Deferred income tax liabilities – non-current		(3,013,696)		(4,914,062)
Valuation allowance		(6,775,181)		(7,037,237)

Net		3,815,915		3,448,939

Total net deferred income tax assets		$7,335,904		$7,335,904

c.	The Company’s income tax returns for all the fiscal years up to 2000 and 2002 have been assessed and approved by the Tax Authority.

d.	Pursuant to the “Statutes for the Establishment and Administration of Science Park of R.O.C.”, the Company was granted several four-year income tax exemption periods for income derived from the expansion of operations. The starting date of the exemption granted for the expansions of operations in 2001 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2010.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of September 30, 2005, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2005	$4,150,692	$948,701
2006	3,656,565	3,656,565
2007	1,996,790	1,996,790
2008	3,166,290	3,166,290
2009	5,275,194	5,275,194

Total	$18,245,531	$15,043,540

f.	Under the rules of the Income Tax Law of the R.O.C., net loss can be carried forward for 5 years. As of September 30, 2005, the unutilized accumulated loss was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$10,856,896	$10,856,896
2007	3,773,826	3,773,826
2008 (Transferred in from merger with SiSMC)	2,283	2,283
2009 (Transferred in from merger with SiSMC)	38,925	38,925

Total	$14,671,930	$14,671,930

g.	The balance of the Company’s imputation credit accounts as of September 30, 2005 and 2004 were NT$6.1 million and NT$0.3 million, respectively. The creditable ratio for 2004 and 2003 was 0.35% and 0.69%, respectively.

h.	As of September 30, 2005 and 2004 the Company’s earnings generated prior to December 31, 1997, have been appropriated.

(19)	EARNINGS PER SHARE

a.	The Company held employee stock options during the nine-month period ended September 30, 2005, and thus has a complex capital structure. The calculation of basic and diluted earnings per share, for the nine-month periods ended September 30, 2005 and 2004, is disclosed as follows:

(shares expressed in thousands)	For the nine-month period ended September 30,
	2005	2004 (retroactively adjusted)
Income before income tax	$3,983,413	$30,543,568
Effect of dilution:
Employee stock options	—	—
Convertible bonds	—	39,627

Adjusted income before income tax assuming dilution	$3,983,413	$30,583,195

Net income after income tax	$3,982,751	$30,509,775
Effect of dilution:
Employee stock options		—
Convertible bonds	—	29,720

Adjusted net income assuming dilution	$3,982,751	$30,539,495

Weighted-average of shares outstanding	18,462,731	18,705,213
Effect of dilution:
Employee stock options	174,724	336,892
Convertible bonds	—	33,368

Adjusted weighted-average of shares outstanding assuming dilution	18,637,455	19,075,473

Earnings per share – basic (NTD)
Income before income tax	$0.22	$1.63

Net income	$0.22	$1.63

Earnings per share – diluted (NTD)
Income before income tax	$0.21	$1.60

Net income	$0.21	$1.60

b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

(shares expressed in thousands)	For the nine-month period ended September 30, 2005
	Basic	Diluted
Net income	$3,982,751	$3,982,751

Weighted-average of shares outstanding:
Beginning balance	17,550,801	17,550,801
Stock dividends and employees’ bonus at 11.4% in 2005	2,009,072	2,009,072
Purchase of 500,000 thousand shares of treasury stock from January 1 to September 30	(212,811)	(212,811)
Exercise of 66,969 thousand units of employees’ stock options	30,797	30,797
Dilutive shares of employee stock options accounted for under treasury stock method	—	174,724

Ending balance	19,377,859	19,552,583

Earnings per share
Net income (NTD)	$0.21	$0.20

(shares expressed in thousands)	For the nine-month period ended September 30, 2004 (retroactively adjusted)
	Basic	Diluted
Net income	$30,509,775	$30,539,495

Weighted-average of shares outstanding:
Beginning balance	15,941,901	15,941,901
Stock dividends and employees’ bonus at 8.7% in 2004	1,385,341	1,385,341
Stock dividends and employees’ bonus at 11.4% in 2005	1,983,481	1,983,481
Purchase of 192,067 thousand shares of treasury stock from January 1 to September 30, 2004	(118,705)	(118,705)
Issuance of new stock 357,143 thousands shares	145,257	145,257
Dilutive shares of employee stock options accounted for under treasury stock method	—	336,892
Dilutive shares issued assuming conversion of bonds	—	33,368

Ending balance	19,337,275	19,707,535

Earnings per share
Net income (NTD)	$1.58	$1.55

(20)	MERGER

In order to integrate resources, reduce operating costs, enlarge business scales, and improve its financial structure, profitability and global competitiveness, based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC, the dissolved company, on July 1, 2004. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004. The accounting treatment regarding the merger is in compliance with the R.O.C. SFAS No. 25 “Enterprise Mergers - Accounting of Purchase Method.”

Relevant information required by R.O.C. SFAS No. 25 is disclosed as follows:

a.	Information of the dissolved company:

SiSMC was split from Silicon Integrated Systems Corp. on December 15, 2003. It was mainly engaged in manufacturing of integrated circuits and components of semiconductors.

b.	Effective date, percentage of acquisition and accounting treatment:

Based on the agreement and the resolution of the board of directors’ meeting, the effective date of the merger was July 1, 2004. All the stocks of SiSMC were exchanged by the Company’s newly issued shares, and the merger was accounted for under the purchase method.

c.	The period of combining the dissolved company’s operating result:

The operating result for the period from July 1, 2004 to December 31, 2004 of SiSMC was integrated into the operating result of the Company.

d.	Acquisition costs and the types, quantities, and amounts of securities issued for the merger:

According to the agreement, 357,143 thousand common shares, amounting to NT$3,571 million, were newly issued by the Company for the merger. The newly issued shares were allocated to SiSMC’s shareholders in proportion to their ownership. 2.24 common shares were exchanged for 1 new share. Since SiSMC was not a listed company, there is no market value. Thus, the acquisition cost was determined based on the appraisal report made by China Property Appraising Center Co., Ltd.

e.	Amortization method and useful lives for goodwill or deferred credit:

The difference between the acquisition cost and the fair value of identifiable net assets was recognized as goodwill, which is amortized under the straight-line method for 15 years according to the Article 35 of Enterprise Mergers and Acquisitions Law of the R.O.C.

f.	Contingent price, warrants, or commitments and accounting treatments in the merger contracts:

None.

g.	Decisions of disposal of significant assets from the merger:

None.

h.	Pro forma information on operating results:

The operating result for the period from July 1, 2004 to December 31, 2004 of SiSMC was consolidated into the financial statements of the Company.

The pro forma operating results from January 1, 2004 to September 30, 2004 of SiSMC are included in the following pro forma information. The pro forma information on the operating results stated below is based on the assumption that the Company merged with SiSMC on January 1, 2004.

(Shares expressed in thousands)	For the nine-month period ended September 30, 2004
Net operating revenues	$91,338,573
Net income	$29,336,376
Weighted-average of shares outstanding	18,992,570
Earnings per share-basic (NTD)	$1.54

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC Group (USA) (UMC-USA)	Equity investee
United Foundry Service, Inc. (liquidated in April 2005)	Equity investee
United Microelectronics (Europe) B.V. (UME BV)	Equity investee
UMC Capital Corporation	Equity investee
United Microelectronics Corp. (Samoa)	Equity investee
Fortune Venture Capital Inc. (Fortune)	Equity investee
Hsun Chieh Investment Co., Ltd. (Hsun Chieh)	Equity investee
UMCi Ltd.	Equity investee
United Microdisplay Optronics Corp. (UMO)	Equity investee
UMC Japan (UMCJ)	Equity investee
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.) (Toppan)	Equity investee

Name of related parties	Relationship with the Company
Unitech Capital Inc.	Equity investee
Holtek Semiconductor Inc. (Holtek)	Equity investee
ITE Tech. Inc.	Equity investee
Unimicron Technology Corp.	Equity investee
Novatek Microelectronics Corp.	Equity investee
Faraday Technology Corp. (Faraday)	Equity investee
Silicon Integrated Systems Corp.	Equity investee
AMIC Technology Corporation (AMIC)	Equity investee
Pacific Venture Capital Co., Ltd.	Equity investee
Aptos (Taiwan) Corporation (Aptos) (merged into Chipbond Technology Corporation on September 1, 2005)	Equity investee
Thintek Optronics Corporation	Equity investee
XGI Technology Inc.	Equity investee
Chiao Tung Bank Co., Ltd. (Chiao Tung) (ceded the supervisory role on May 30, 2005)	The Company’s supervisor
Unitruth Investment Corp. (Unitruth)	Subsidiary’s equity investee
Davicom Semiconductor, Inc.	Subsidiary’s equity investee
Uwave Technology Corp. (formerly United Radiotek Inc.)	Subsidiary’s equity investee
UCA Technology, Inc.	Subsidiary’s equity investee
Afa Technologies, Inc.	Subsidiary’s equity investee
Star Semiconductor Corp.	Subsidiary’s equity investee
AEVOE Inc.	Subsidiary’s equity investee
USBest Technology Inc.	Subsidiary’s equity investee
U-Media Communications, Inc.	Subsidiary’s equity investee
Chip Advanced Technology Corp.	Subsidiary’s equity investee
Crystal Media, Inc.	Subsidiary’s equity investee
Smedia Technology Corp.	Subsidiary’s equity investee
ULi Electronics Inc.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the nine-month period ended September 30,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMC-USA	$29,549,655	47	$40,384,895	45
UME BV	5,326,652	8	15,232,068	17
Others	10,036,738	16	7,365,009	9

Total	$44,913,045	71	$62,981,972	71

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales was net 30~60 days, while the terms for domestic sales were month-end 30~60 days.

b.	Purchases

	For the nine-month period ended September 30,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMCi	$1,244,347	7	$1,627,985	8

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchases were net 60 days for the related parties and net 30~90 days for the third-party suppliers.

c.	Notes receivable

	As of September 30,
	2005		2004
	Amount	Percentage	Amount	Percentage
Holtek	$56,463	95	$41,746	78
Others	—	—	250	—

Total	$56,463	95	$41,996	78

d.	Accounts receivable, net

	As of September 30,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMC-USA	$5,861,839	44	$6,906,931	40
UME BV	612,937	5	4,308,547	25
Others	2,926,452	22	2,417,919	14

Total	9,401,228	71	13,633,397	79

Less : Allowance for sales returns and discounts	(536,197)		(1,363,630)
Less : Allowance for doubtful accounts	(115,348)		(137,627)

Net	$8,749,683		$12,132,140

e.	Accounts Payable

	September 30, 2005		September 30, 2004
	Amount	Percentage	Amount	Percentage
UMCi	$—	—	$1,339,709	21

f.	Financial activities

Other receivables – related parties

	For the nine-month period ended September 30, 2005
	Maximum balance		Ending balance	Interest rate	Interest revenue
	Amount	Month
UMCi	$5,137,760	2005.03	$—	2.74%-3.05%	$7,669

Loans

	For the nine-month period ended September 30, 2004
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$282,547	2004.01	$—	1.83%~2.53%	$2,453

g.	Acquisitions of assets

	For the nine-month period ended September 30, 2005
	Item	Amount
Fortune	Purchase of Aptos stock	$140,231
Fortune	Purchase of Epitech Technology Corporation stock	185,840
Hsun Chieh	Purchase of Epitech Technology Corporation stock	97,658
Unitruth	Purchase of Epitech Technology Corporation stock	16,495

Total		$440,224

	For the nine-month period ended September 30, 2004
	Item	Amount
UMCJ	Purchase UMCi stock	$3,947,580
UMCi	Purchase UMCi equipment	165,703

Total		$4,113,283

In 2004, the Company acquired 90,000 thousand shares of UMCi from UMCJ amounting to approximately NT$3,948 million. The purchase price of US$1.3 per share was based on UMCi’s net asset value, considerations of future industry competition and operating strategies. The Company has complied with “Regulations Governing the Acquisition or Disposition of Assets by Public Companies” to obtain fairness opinions from a security expert and a Certified Public Accountant to evaluate the reasonableness of the purchase price. Gains arising from the upstream transaction amounting to NT$475 million were recognized by UMCJ, and the Company eliminated NT$254 million in proportion to its ownership percentage while recognizing the investment gain or loss of UMC Japan.

h.	Other transactions

The Company has made several other transactions, including service charges, development expenses of intellectual property, subcontract expenses, and commissions etc., with related parties totaling approximately NT$575 million and NT$676 million for the nine-month periods ended September 30, 2005 and 2004, respectively.

As of September 30, 2005, the development contracts of intellectual property entered into with Faraday have amounted to approximately NT$2,444 million, and a total amount of NT$1,422 million has been paid. As of September 30, 2004, the development contracts of intellectual property entered into with Faraday have amounted to approximately NT$1,923 million, and a total amount of NT$852 million has been paid.

The Company has purchased approximately NT$323 million and NT$324 million of masks from Toppan during the nine-month periods ended September 30, 2005 and 2004, respectively.

6.	ASSETS PLEDGED AS COLLATERAL

As of September 30, 2005

	Amount	Financial institution where assets were pledged to	Purpose of pledge
Deposits-out (Time deposit)	$520,730	Customs	Customs duty guarantee

As of September 30, 2004

	Amount	Financial institution where assets were pledged to	Purpose of pledge
Deposits-out (Time deposit)	$523,627	Customs	Customs duty guarantee
Machinery and equipment	3,675,516	The International Commercial Bank of China, etc.	Bonds payable

	$4,199,143

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$19.6 billion. Royalties and development fees for the future years are set out as follows:

For the year ended December 31,	Amount
2005 (4th quarter thereafter)	$3,190,149
2006	1,555,427
2007	1,664,752
2008	304,357
2009	139,780

Total	$6,854,465

(2)	The Company signed several construction contracts for the expansion of its factory space. As of September 30, 2005, these construction contracts have amounted to approximately NT$0.82 billion and the unpaid portion of the contracts was approximately NT$0.32 billion.

(3)	Oak Technology, Inc. (Oak) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by Oak against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers. On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. The Company has formally denied the material allegations of the Complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld the ITC’s findings of no patent infringement and no unfair trade practice arising out of a second ITC case filed by Oak against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, the declaratory judgment patent counterclaims were disclaimed from the district court case. However, in connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. The district court has set dates for dispositive motions or for trial in February 2006. The Company believes that Oak’s claims are meritless, and intends to vigorously defend the suit, and to pursue its counterclaims. As with all litigation, however, the Company cannot predict the outcome with certainty.

(4)	The Company entered into several operating lease contracts for land in Hsinchu Science Park, Tainan Science Park, and Pasir Ris Wafer Fab Park in Singapore. These operating leases expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2005 (4th quarter thereafter)	$49,428
2006	197,966
2007	184,155
2008	181,656
2009	181,995
2010 and thereafter	2,072,414

Total	$2,867,614

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(6)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts oblige the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(7)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. The Company was informed that such search was regarding certain allegations made on the ground of the Securities Exchange Act. On February 18, 2005, the Chairman of the Company released a public statement, explaining that although it had delivered assistance to Hejian Technology Corporation (“Hejian”), given the restrictions of laws and regulations, such assistance did not involve any investment or technology transfer.

From the very beginning Hejian had a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance. Furthermore, circumstances permitting, at some time in the future, it will push through the merger between two companies. Notwithstanding the foregoing, no written agreement was made and executed at that time. Upon the Company’s request to materialize the verbal indication of Hejian by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered a 15% of the outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

The holding company has already issued a total of 700 million shares and the subscription price per share in the last offering is US$1.1. Therefore, the total market value of the holding company is estimated at over US$700 million, with 15% of this figure being worth more than US$110 million. Immediately after the Company had received the offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian- Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The representative of Hejian has indicated that it is also an alternative to put the shares in escrow or adopt other measures so as to protect the Company’s interests. In the event Hejian distributes any stock dividend or cash dividend, the Company’s stake in Hejian will accumulate accordingly.

As of September 30, 2005, no charge has been filed by the prosecutor against the Company or the Chairman and the result of investigation has not been finalized.

In April 2005, the Chairman of the Company was fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (“R.O.C. SFC”) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the R.O.C. FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (“TSE”) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its Chairman have filed for administrative appeal and reconsideration with R.O.C. SFC and TSE, respectively.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

(1)	In response to the need of cash flow for the procurement of material from overseas, the Company issued Zero Coupon Convertible Bonds (for the fourth time) with an aggregate principal amount of US$381,400 thousand. The entire amount was collected by October 5, 2005 (the closing date).

(2)	On October 6, 2005, the Company invested $3,000 million in Hunting Capital Co., Ltd., in which the Company holds 100% ownership.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial instruments

	As of September 30,
	2005		2004
Non-derivative Financial Instruments	Book Value	Fair Value	Book Value	Fair Value
Financial assets
Cash and cash equivalents	$71,791,902	$71,791,902	$85,270,452	$85,270,452
Marketable securities	3,124,298	3,369,724	3,031,120	3,263,336
Notes and accounts receivables	14,036,728	14,036,728	18,042,719	18,042,719
Long-term investments	45,045,879	86,757,901	72,868,142	109,677,889
Deposits-out	579,823	579,823	677,957	677,957

Financial liabilities
Short-term loans	830,250	830,250	—	—
Payables	14,746,879	14,746,879	22,353,374	22,353,374
Capacity deposits (current portion)	679,150	679,150	988,039	988,039
Bonds payable (current portion included)	33,750,927	33,782,764	42,219,242	43,303,581

	As of September 30,
	2005		2004
Derivative Financial Instruments	Book Value	Fair Value	Book Value	Fair Value
Credit-linked deposits and repackage bonds - Trading purpose	$1,052,396	$1,052,396	$1,706,300	$1,706,300
Interest rate swaps - Non-trading purpose	(53,346)	(684,349)	20,063	(293,734)
Forward contracts - Non-trading purpose	(28,983)	(28,983)	—	—

The methods and assumptions used to measure the fair value of financial instruments are as follows :

a.	The book values of short-term financial instruments and other financial assets (credit-linked deposits and repackage bonds) approximate to fair values due to their short maturities. The majority of investment portfolios of the credit-linked deposits and repackage bonds are either corporate bonds of maturity within one year, or highly liquidable secondary market bonds. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, current portion of capacity deposits and payables.

b.	The fair values of marketable securities and long-term investments are based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the net assets values of the investees are used as fair values.

c.	The fair values of deposits-out are based on the book values since the remittance dates cannot be ascertained.

d.	The fair values of bonds payable are determined by the market value. The book values of long-term loans approximate to the fair values since the loans bear floating rates.

e.	The fair values of derivative financial instruments are based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled early at the balance sheet date.

(3)	The Company and its subsidiary, UMC Japan, held credit-linked deposits and repackage bonds for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency

As of September 30, 2005

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	500 million	2007.03.29

As of September 30, 2004

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Hannstar Display Corporation European Convertible Bonds	USD	5 million	2005.10.19
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29
Chinatrust Bank Corporate Finance Debt Securities	USD	30 million	2006.07.10
Chinatrust Bank Corporate Finance Debt Securities	USD	8 million	2006.01.17
Chinatrust Bank Corporate Finance Debt Securities	USD	15 million	2006.07.10

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC Japan, may receive nil or less than full amount of these investments. The Company and its subsidiary, UMC Japan, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will be matured within 1 year or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(4)	The Company entered into interest rate swaps and forward contracts, and its subsidiary, UMC Japan, entered into forward contracts for hedging the interest rate risks arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risks arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk, and not for trading purpose. The relevant information on the derivative financial instruments entered into by the Company and its subsidiary, UMC Japan, is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of September 30, 2005 and 2004, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 20, 2003 to May 20, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 20, 2003 to May 20, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC Japan, are summarized as follows:

As of September 30, 2005

The Company

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 117 million	September 6, 2005 to October 24, 2005
Forward contracts	Buy JPY 340 million	September 27, 2005 to October 7, 2005
Forward contracts	Buy EUR 3 million	September 27, 2005 to October 7, 2005

UMC Japan

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 2 million	September 20, 2005 to October 31, 2005
Forward contracts	Sell USD 1 million	September 21, 2005 to October 31, 2005
Forward contracts	Sell USD 2 million	September 26, 2005 to November 30, 2005

As of September 30, 2004 UMC Japan

Type	Notional Amount	Contract Period
Forward contracts	Buy USD 2 million	September 15, 2004 to October 29, 2004

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions because the counterparties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

(5)	The presentation of derivative financial instruments on financial statements

The net receivables or payables resulting from interest rate swap and forward contracts were recognized under current assets or current liabilities.

The Company

As of September 30, 2005 and 2004, the balances of current liabilities and assets arising from interest rate swap were NT$53 million and NT$20 million, respectively.

The balance arising from forward contracts amounting NT$29 million was under current liabilities in the balance sheet as of September 30, 2005. The related exchange losses for the nine-month periods ended September 30, 2005 and 2004, amounting to NT$377 million and NT$218 million, respectively, were recognized under non-operating expenses.

UMC Japan

The balance arising from forward contracts is disclosed under current liability and assets of the amount of JPY 6 million and JPY 4 million in the balance sheet as of September 30, 2005 and 2004, respectively. The related exchange gains and losses for the nine-months period ended September 30, 2005 and 2004 were JPY 44 million and JPY 128 million, respectively.

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates pursuant to SFC requirements:

a.	Financing provided to others for the nine-month period ended September 30, 2005 : Please refer to Attachment 1.

b.	Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2005 : Please refer to Attachment 2.

c.	Securities held as of September 30, 2005 : Please refer to Attachment 3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005 : Please refer to Attachment 4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005 : Please refer to Attachment 5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005 : Please refer to Attachment 6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005 : Please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of September 30, 2005 : Please refer to Attachment 8.

i.	Names, locations and related information of investees as of September 30, 2005 : Please refer to Attachment 9.

j.	Derivative financial instruments : Please refer to Note 10.

(2)	Investment in Mainland China

None.

ATTACHMENT-1 (Financing provided to others for the nine-month period ended September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Lender	Counterparty	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Allowance for doubtful accounts	Collateral		Limit of financing amount for individual counterparty	Limit of total financing amount
											Item	Value
0	UMC	UMCi Ltd.	Other receivables	$5,137,760	$—	2.74%~3.05%	Note	N/A	Operating capital	N/A	N/A	N/A	N/A	N/A
1	UMC Group (USA)	Former Employees	Receivable from employees’ loans	USD 691	USD 691	7%	Note	N/A	Employee loan	—	Securities	Lower	N/A	N/A

Note : Need for short-term financing.

ATTACHMENT-2 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving party	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Ratio of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
N/A

ATTACHMENT-3 (Securities held as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as Collateral (thousand)
Convertible bonds	King Yuan Electronics Co., Ltd.	—	Short-term investment	800	$271,600	—	$270,257	None
Convertible bonds	EPISTAR Corporation	—	Short-term investment	100	34,140	—	33,110	None
Convertible bonds	Ching Feng Home Fashions Co., Ltd.	—	Short-term investment	2,000	68,300	—	66,346	None
Convertible bonds	International Semiconductor Technology Ltd.	—	Short-term investment	4,000	135,800	—	120,521	None
Convertible bonds	Everlight Electronics Co., Ltd.	—	Short-term investment	100	33,745	—	33,491	None
Convertible bonds	Siliconware Precision Industries	—	Short-term investment	8,000	270,120	—	258,904	None
Convertible bonds	Quanta Storage Inc.	—	Short-term investment	4,500	152,778	—	143,035	None
Convertible bonds	EDOM Technology Co., Ltd.	—	Short-term investment	60	201,990	—	195,060	None
Convertible bonds	Action Electronics Co., Ltd.	—	Short-term investment	10,000	322,200	—	340,801	None
Stock	SpringSoft, Inc.	—	Short-term investment	9,006	415,728	—	502,246	None
Stock	King Yuan Electronics Co., Ltd.	—	Short-term investment	23,040	356,781	—	543,019	None
Stock	SerComm Corporation	Subsidiary’s equity investee	Short-term investment	151	3,093	—	3,897	None
Stock	Yang Ming Marine Transport Corp.	—	Short-term investment	3,254	128,057	—	71,747	None
Stock	Micronas Semiconductor Holding AG	—	Short-term investment	280	398,672	—	393,383	None
Stock	L&K Engineering Co., Ltd.	—	Short-term investment	1,472	98,925	—	101,555	None
Stock	Rechi Precision Co., Ltd.	—	Short-term investment	12,412	232,369	—	292,352	None
Stock	UMC Group (USA)	Investee company	Long-term investment	16,438	684,830	100.00	684,830	None
Stock	United Microelectronics (Europe) B.V.	Investee company	Long-term investment	9	286,536	100.00	277,494	None
Stock	UMC Capital Corporation	Investee company	Long-term investment	55,000	1,366,315	100.00	1,366,315	None
Stock	United Microelectronics Corp. (Samoa)	Investee company	Long-term investment	1,000	15,020	100.00	15,020	None
Stock	UMCi Ltd.	Investee company	Long-term investment	880,006	9,440	100.00	9,440	None
Stock	Fortune Venture Capital Inc.	Investee company	Long-term investment	499,994	4,282,373	99.99	4,621,250	None
Stock	Hsun Chieh Investment Co., Ltd.	Investee company	Long-term investment	1,417,294	9,933,386	99.97	22,207,129	None
Stock	United Microdisplay Optronics Corp.	Investee company	Long-term investment	60,701	361,689	86.72	361,689	None
Stock	Pacific Venture Capital Co., Ltd.	Investee company	Long-term investment	30,000	287,236	49.99	287,236	None
Stock	UMC Japan	Investee company	Long-term investment	484	7,051,351	48.95	5,755,814	None
Stock	Toppan Photomasks Taiwan Ltd.(formerly DuPont Photomasks Taiwan Ltd.)	Investee company	Long-term investment	106,621	1,054,413	45.35	1,054,413	None
Stock	Unitech Capital Inc.	Investee company	Long-term investment	21,000	692,177	42.00	692,177	None
Stock	Holtek Semiconductor Inc.	Investee company	Long-term investment	51,428	747,910	24.88	1,854,065	None
Stock	ITE Tech. Inc.	Investee company	Long-term investment	24,229	301,000	23.78	401,238	None
Stock	Unimicron Technology Corp.	Investee company	Long-term investment	196,472	3,731,268	20.83	4,429,077	None
Stock	Faraday Technology Corp.	Investee company	Long-term investment	51,973	816,914	18.33	3,136,693	None
Stock	XGI Technology Inc.	Investee company	Long-term investment	24,879	224,613	16.54	118,958	None
Stock	Silicon Integrated Systems Corp.	Investee company	Long-term investment	219,092	4,098,440	16.50	4,931,761	None
Stock	Thintek Optronics Corp.	Investee company	Long-term investment	3,565	26,047	14.26	11,188	None
Stock	AMIC Technology Corporation	Investee company	Long-term investment	16,200	52,290	11.86	79,891	None
Stock	Novatek Microelectronics Corp.	Investee company	Long-term investment	54,345	1,221,906	11.80	7,613,738	None

ATTACHMENT-3 (Securities held as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as Collateral (thousand)
Stock	United Fu Shen Chen Technology Corporation (formerly Applied Component Technology Corp.)	—	Long-term investment	18,460	$40,000	16.60	$59,257	None
Stock	United Industrial Gases Co., Ltd.	—	Long-term investment	13,185	146,250	8.11	Note	None
Stock	South Epitaxy Corporation (merged with Epitech Technology Corp.)	—	Long-term investment	21,413	443,654	6.79	496,643	None
Stock	MediaTek Inc.	—	Long-term investment	57,626	655,659	6.67	17,632,487	None
Stock	Industrial Bank of Taiwan Corp.	—	Long-term investment	118,303	1,139,196	4.95	Note	None
Stock	Subtron Technology Co., Ltd.	—	Long-term investment	11,520	172,800	4.92	Note	None
Stock	Chipbond Technology Corporation	—	Long-term investment	11,807	235,893	4.48	450,543	None
Stock	Billionton Systems Inc.	—	Long-term investment	2,008	30,948	2.99	30,792	None
Stock	AU Optronics Corp.	—	Long-term investment	77,625	959,082	1.33	3,522,134	None
Stock	Mega Financial Holding Company	—	Long-term investment	95,577	3,108,655	0.84	2,087,875	None
Stock	Premier Image Technology Corporation	—	Long-term investment	3,497	27,964	0.60	156,473	None
Fund	Pacific Technology Partners, L.P.	—	Long-term investment	—	375,074	—	N/A	None
Fund	Pacific United Technology, L.P.	—	Long-term investment	—	165,550	—	N/A	None
Stock-Preferred stock	Taiwan High Speed Rail Corporation	—	Long-term investment	30,000	300,000	—	N/A	None

Hsun Chieh Investment Co., Ltd.

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as Collateral (thousand)
Stock	Premier Image Technology Corporation	—	Short-term investment	7	$366	—	$313	None
Stock	Trident Technologies, Inc.	—	Short-term investment	130	64,261	—	141,379	None
Stock	VistaPoint, Inc.	Investee company	Long-term investment	6,828	3,458	41.38	3,458	None
Stock	Uwave Technology, Inc. (formerly United Radiotek Inc.)	Investee company	Long-term investment	6,375	40,974	37.50	41,471	None
Fund	UC Fund II	Investee company	Long-term investment	5,000	129,148	35.45	3,901	None
Stock	UCA Technology, Inc.	Investee company	Long-term investment	4,950	22,359	30.94	22,359	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	6,555	25,775	28.20	25,775	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	5,838	27,354	25.82	27,354	None
Stock	Crystal Media, Inc.	Investee company	Long-term investment	2,115	10,870	24.88	10,869	None
Stock	USBest Technology, Inc.	Investee company	Long-term investment	2,563	26,582	18.99	25,424	None
Stock	Patentop, Ltd.	Investee company	Long-term investment	720	1,265	18.00	38	None
Stock	Harvatek Corporation	Investee company	Long-term investment	22,065	338,296	16.82	490,634	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	2,500	16,359	10.50	16,231	None
Stock	Chip Advanced Technology, Inc.	Investee company	Long-term investment	1,386	11,993	9.83	7,210	None
Stock	SerComm Corporation	Investee company	Long-term investment	11,841	186,548	9.78	306,140	None

ATTACHMENT-3 (Securities held as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as Collateral (thousand)
Stock	ULi Electronics Inc.	Investee company	Long-term investment	7,920	$157,000	9.33	$91,690	None
Stock	XGI Technology Inc.	Investee company	Long-term investment	12,481	233,398	8.36	59,133	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	1,500	14,490	6.31	13,979	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	1,800	57	6.10	12,509	None
Stock	Unimicron Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	52,647	998,473	5.50	1,186,827	None
Stock	AMIC Technology Corporation	Investee of UMC and Hsun Chieh	Long-term investment	6,830	33,686	5.00	33,669	None
Stock	UMC Japan	Investee of UMC and Hsun Chieh	Long-term investment	45	683,915	4.54	533,321	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	1,598	21,769	2.50	16,532	None
Stock	Novatek Microelectronics Corp.	Investee of UMC and Hsun Chieh	Long-term investment	3,688	119,866	0.80	516,629	None
Stock	Faraday Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	245	17,707	0.08	14,814	None
Stock	VastView Technology Inc.	—	Long-term investment	4,487	29,759	19.94	Note	None
Stock	Kits OnLine Technology Corp.	—	Long-term investment	4,455	56,231	15.91	Note	None
Stock	Advance Materials Corporation	—	Long-term investment	14,994	152,321	15.78	Note	None
Stock	Everglory Resource Technology Co., Ltd.	—	Long-term investment	3,700	74,000	15.14	Note	None
Stock	LighTuning Tech., Inc.	—	Long-term investment	1,900	24,772	15.08	Note	None
Stock	Golden Technology Venture Capital Investment Corp.	—	Long-term investment	5,600	56,000	10.67	Note	None
Stock	NCTU Spring I Technology Venture Capital Investment Corp.	—	Long-term investment	4,284	43,482	10.06	Note	None
Stock	Printech International, Inc.	—	Long-term investment	3,000	30,000	9.68	Note	None
Stock	AMOD Technology Co., Ltd.	—	Long-term investment	460	4,445	9.40	Note	None
Stock	Trendchip Technologies Corp.	—	Long-term investment	3,775	60,405	9.25	Note	None
Stock	EE Solution, Inc.	—	Long-term investment	1,950	51,900	7.28	Note	None
Stock	Chipsence Corp.	—	Long-term investment	3,800	41,800	7.24	Note	None
Stock	Giga Solution Technology Co., Ltd.	—	Long-term investment	8,750	105,000	6.91	Note	None
Stock	Fortune Semiconductor Corporation	—	Long-term investment	2,226	71,500	6.64	Note	None
Stock	NCTU Spring Venture Capital Co., Ltd.	—	Long-term investment	2,000	20,000	6.28	Note	None
Stock	Riselink Venture Capital Corp.	—	Long-term investment	8,000	80,000	6.20	Note	None
Stock	Incomm Technologies Co., Ltd.	—	Long-term investment	1,800	25,020	6.00	Note	None
Stock	Ralink Technology Corporation	—	Long-term investment	3,140	47,100	5.96	Note	None
Stock	Cosmos Technology Venture Capital Investment Corp.	—	Long-term investment	2,600	26,000	5.03	Note	None
Stock	Parawin Venture Capital Corp.	—	Long-term investment	5,000	50,000	5.00	Note	None
Stock	ACTi Corporation	—	Long-term investment	850	12,750	4.97	Note	None
Stock	Programmable Microelectronics Corporation	—	Long-term investment	2,189	23,760	4.88	Note	None
Stock	Beyond Innovation Technology Co., Ltd.	—	Long-term investment	1,045	18,096	4.86	Note	None
Stock	JMicron Technology Corp.	—	Long-term investment	1,340	24,120	4.79	Note	None
Stock	Animation Technologies Corp.	—	Long-term investment	1,980	29,700	4.74	Note	None
Stock	HiTop Communications Corp.	—	Long-term investment	1,198	17,964	4.44	Note	None

ATTACHMENT-3 (Securities held as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as Collateral (thousand)
Stock	Coretronic Corporation	—	Long-term investment	21,793	$276,192	4.19	$849,550	None
Stock	Taiwan Asia Pacific Venture Fund	—	Long-term investment	85	21,625	4.15	Note	None
Stock	IBT Venture Co.	—	Long-term investment	7,614	76,142	3.81	Note	None
Stock	ZyDAS Technology Corp.	—	Long-term investment	1,000	23,000	3.33	Note	None
Stock	United Microelectronic Corporation	Investor Company	Long-term investment	599,696	29,592,654	3.04	12,235,005	None
Stock	Chipbond Technology Corporation	—	Long-term investment	5,388	60,534	2.67	Note	None
Stock	Sheng-Hua Venture Capital Corp.	—	Long-term investment	5,000	50,000	2.50	Note	None
Stock	Subtron Technology Co., Ltd.	—	Long-term investment	5,616	71,280	2.40	Note	None
Stock	BroadWeb Corporation	—	Long-term investment	500	8,000	2.22	Note	None
Stock	Skardin Industrial Corp.	—	Long-term investment	1,592	82,158	2.22	Note	None
Stock	ProSys Technology Integration, Inc.	—	Long-term investment	186	2,790	2.07	Note	None
Stock	Pixart Imaging Inc.	—	Long-term investment	1,315	16,107	1.83	Note	None
Stock	Taimide Tech., Inc.	—	Long-term investment	1,500	37,500	1.74	Note	None
Stock	South Epitaxy Corporation	—	Long-term investment	4,604	58,474	1.46	Note	None
Stock	Princeton Technology Corporation	—	Long-term investment	2,253	61,183	1.45	46,917	None
Stock	Aimtron Technology, Inc.	—	Long-term investment	241	9,000	0.73	6,557	None
Stock	Largan Precision, Co., Ltd.	—	Long-term investment	711	36,242	0.62	180,244	None
Stock	C-Com Corporation	—	Long-term investment	675	5,958	0.59	3,020	None
Stock	ULTRA CHIP, Inc.	—	Long-term investment	101	1,710	0.15	Note	None
Stock	AverLogic Technologies, Inc.	—	Long-term investment	24	647	0.09	266	None
Stock	Mega Financial Holding Company	—	Long-term investment	1	22	—	15	None
Stock-Preferred stock	Alpha and Omega Semiconductor, Inc.	—	Long-term investment	1,500	46,883	—	N/A	None
Stock-Preferred stock	Aurora Systems, Inc	—	Long-term investment	550	6,355	—	N/A	None
Stock-Preferred stock	Formerica International Holding, Inc.	—	Long-term investment	2,000	30,898	—	N/A	None
Stock-Preferred stock	ForteMedia, Inc.	—	Long-term investment	5,694	108,456	—	N/A	None
Fund	VenGlobal Capital fund III, L.P.	—	Long-term investment	—	33,195	—	N/A	None

ATTACHMENT-3 (Securities held as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Inc.

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as Collateral (thousand)
Stock	Unitruth Investment Corp.	Investee company	Long-term investment	40,000	$400,000	100.00	$395,600	None
Stock	AEVOE Inc.	Investee company	Long-term investment	1,500	7,874	44.12	19,950	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	7,934	55,142	26.89	55,142	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	5,000	45,990	21.02	43,234	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	12,200	126,039	19.06	126,039	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	12,655	252,360	14.91	146,527	None
Stock	Chip Advanced Technology, Inc.	Investee company	Long-term investment	2,094	18,765	14.85	10,892	None
Stock	UCA Technology, Inc.	Investee company	Long-term investment	2,335	20,501	14.59	10,544	None
Stock	USBest Technology, Inc.	Investee company	Long-term investment	1,448	16,807	12.73	17,047	None
Stock	AMIC Technology Corporation	Investee of UMC and Fortune	Long-term investment	16,575	95,867	12.11	81,547	None
Stock	Uwave Technology, Inc. (formerly United Radiotek Inc.)	Investee company	Long-term investment	2,000	17,908	11.76	13,005	None
Stock	Crystal Media, Inc.	Investee company	Long-term investment	950	4,652	11.18	4,884	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	2,500	16,231	10.50	16,231	None
Stock	XGI Technology Inc.	Investee of UMC and Fortune	Long-term investment	10,363	40,238	6.94	49,089	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	1,337	11,117	5.75	5,225	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	1,050	19,865	4.64	4,916	None
Stock	Cion Technology Corporation	—	Long-term investment	2,160	21,600	18.00	Note	None
Stock	Pixart Imaging Inc.	—	Long-term investment	12,294	207,004	17.15	Note	None
Stock	Bcom Electronics Inc.	—	Long-term investment	17,365	173,653	16.42	Note	None
Stock	HiTop Communications Corp.	—	Long-term investment	3,142	47,136	11.64	Note	None
Stock	AMOD Technology Co., Ltd.	—	Long-term investment	530	5,121	10.60	Note	None
Stock	JMicron Technology Corp.	—	Long-term investment	2,660	47,880	9.50	Note	None
Stock	Programmable Microelectronics Corporation	—	Long-term investment	3,651	37,156	8.13	Note	None
Stock	SIMpal Electronics Co., Ltd.	—	Long-term investment	6,009	70,179	7.34	Note	None
Stock	Shin-Etsu Hondotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7.00	Note	None
Stock	Aimtron Technology, Inc.	—	Long-term investment	1,668	58,777	5.02	54,687	None
Stock	ACTi Corporation	—	Long-term investment	850	12,750	4.97	Note	None
Stock	Integrant Technologies, Inc.	—	Long-term investment	120	32,712	4.95	Note	None
Stock	LighTuning Tech., Inc.	—	Long-term investment	600	9,629	4.76	Note	None
Stock	WavePlus Technology, Inc.	—	Long-term investment	1,200	30,000	4.00	Note	None
Stock	Averlogic Technologies, Inc.	—	Long-term investment	1,051	17,629	3.80	11,631	None
Stock	Animation Technologies Corp.	—	Long-term investment	1,500	22,500	3.59	Note	None
Stock	Advanced Chip Engineering Technology Inc.	—	Long-term investment	4,160	49,920	3.56	Note	None

ATTACHMENT-3 (Securities held as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Inc.

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as Collateral (thousand)
Fund	iGlobe Partners Fund, L.P.	—	Long-term investment	—	$41,176	3.45	N/A	None
Stock	ProSys Technology Integration, Inc.	—	Long-term investment	186	1,860	3.08	Note	None
Stock	RDC Semiconductor Co., Ltd.	—	Long-term investment	1,017	24,436	2.81	17,804	None
Stock	EE Solution, Inc.	—	Long-term investment	650	14,800	2.43	Note	None
Stock	Chipbond Technology Corporation (merged with Aptos (Taiwan) Corp.)	—	Long-term investment	3,813	41,657	1.89	145,504	None
Stock	Rechi Precision Co., Ltd.	—	Long-term investment	5,000	93,633	1.81	117,770	None
Stock	Subtron Technology Co., Ltd.	—	Long-term investment	3,701	52,870	1.58	Note	None
Stock	South Epitaxy Corporation (merged with Epitech Technology Corp.)	—	Long-term investment	4,361	43,614	1.39	101,145	None
Stock	SiRF Technology Holding, Inc.	—	Long-term investment	186	25,334	1.34	170,374	None
Stock	Fortune Semiconductor Corporation	—	Long-term investment	356	10,461	1.04	Note	None
Fund	Crystal Internet Venture Fund II	—	Long-term investment	—	38,855	0.99	N/A	None
Stock	Arcadia Design Systems (Taiwan), Inc.	—	Long-term investment	162	1,620	0.83	Note	None
Stock	United Microelectronic Corporation	Investor Company	Long-term investment	21,847	171,857	0.12	445,702	None
Stock-Preferred stock	Alpha & Omega Semicouductor, Ltd.	—	Long-term investment	1,500	46,313	—	N/A	None
Stock-Preferred stock	Aurora Systems, Inc.	—	Long-term investment	5,133	57,529	—	N/A	None
Stock	Trident Technology, Inc.	—	Long-term investment	128	71,775	—	139	None

Unitruth Investment Corp.

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as Collateral (thousand)
Stock	Smedia Technology Corp.	Investee company	Long-term investment	1,570	$18,294	5.32	$18,294	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	1,250	8,119	5.25	8,119	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	2,149	43,418	2.58	43,418	None

ATTACHMENT-3 (Securities held as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as Collateral (thousand)
Stock	UMC Capital (USA)	Investee company	Long-term investment	200	USD	285	100.00	USD 285	None
Stock	ECP VITA Ltd.	Investee company	Long-term investment	1,000	USD	1,073	100.00	USD 1,073	None
Stock-Preferred stock	MaXXan Systems, Inc.	—	Long-term investment	2,317	USD	1,237	—	N/A	None
Stock-Preferred stock	Aicent, Inc.	—	Long-term investment	2,000	USD	1,000	—	N/A	None
Stock-Preferred stock	Spreadtrum Communications, Inc.	—	Long-term investment	1,581	USD	1,250	—	N/A	None
Stock-Preferred stock	WISchip International Ltd.	—	Long-term investment	1,733	USD	3,354	—	N/A	None
Stock-Preferred stock	Silicon 7, Inc.	—	Long-term investment	1,203	USD	4,000	—	N/A	None
Stock-Preferred stock	Magnachip Semiconductor LLC	—	Long-term investment	31	USD	1,094	—	N/A	None
Stock-Preferred stock	GCT Semiconductor, Inc.	—	Long-term investment	1,571	USD	1,000	—	N/A	None
Stock-Preferred stock	Intellon Corporation	—	Long-term investment	4,576	USD	3,500	—	N/A	None
Stock-Preferred stock	ForteMedia, Inc.	—	Long-term investment	2,000	USD	1,500	—	N/A	None
Stock-Preferred stock	Zylogic Semconductor Corp.	—	Long-term investment	750	USD	500	—	N/A	None
Stock-Preferred stock	Berkana Wireless Inc.	—	Long-term investment	1,244	USD	2,000	—	N/A	None
Stock-Preferred stock	Maxlinear, Inc.	—	Long-term investment	1,474	USD	2,580	—	N/A	None
Stock-Preferred stock	Smart Vanguard Limited	—	Long-term investment	5,750	USD	6,500	—	N/A	None
Stock-Preferred stock	Wisair, Inc.	—	Long-term investment	108	USD	1,000	—	N/A	None
Stock-Preferred stock	Amalfi Semiconductor,Inc.	—	Long-term investment	1,471	USD	1,500	—	N/A	None
Stock-Preferred stock	Praesagus, Inc.	—	Long-term investment	500	USD	1,500	—	N/A	None
Stock-Preferred stock	Dibcom, Inc.	—	Long-term investment	7	USD	1,186	—	N/A	None
Stock-Preferred stock	East Vison Technology Ltd.	—	Long-term investment	2,770	USD	4,820	—	N/A	None

United Microdiplay Optronics Corp.

				September 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as Collateral (thousand)
Stock	Thintek Optronics Corp.	Investee of UMC and UMO	Long-term investment	9,999		$31,381	40.00	$31,381	None

Note : The net assets values for unlisted investees accounted for under the cost method were not available as of September 30, 2005.

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Fortune Venture Capital Inc.	Long-term investment	Capitalization from cash	—	299,994	$2,354,878	200,000	$2,000,000	—	$—	$—	$—	499,994	$4,282,373 (Note 1)
Stock	Novatek Microelectronic Corp.	Long-term investment	Open market	—	72,775	1,615,328	—	—	24,893	3,318,017	637,124	2,645,511 (Note 2)	54,345 (Note 3)	1,221,906 (Note4)
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture	Subsidiary	—	—	16,100	140,231	—	—	—	—	— (Note 5)	— (Note 6)
Stock	MediaTek Inc.	Long-term investment	Open market	—	77,428	969,048	—	—	25,040	6,265,522	313,389	5,931,886 (Note 7)	57,626 (Note 8)	655,659
Stock	United Microdisplay Optronics Corp.	Long-term investment	Capitalization from cash	—	104,345	441,618	18,963	189,625	—	—	—	—	60,701 (Note 9)	361,689 (Note 10)
Stock	XGI Technology Inc.	Long-term investment	Capitalization from cash	—	—	—	24,879	248,795	—	—	—	—	24,879	244,613 (Note 11)
Stock	Chipbond Technology Corporation	Long-term investment	Open market	—	—	—	6,115	174,735	—	—	—	—	11,807 (Note 5)	235,893 (Note 6)
Stock	Epitech Technology Corp.	Long-term investment	Note 12	Note 12	—	—	9,091	299,993	—	—	—	—	— (Note 13)	— (Note 14)
Stock	South Epitaxy Corporation	Long-term investment	Open market	—	—	—	6,561	143,661	—	—	—	—	21,413 (Note 13)	443,654 (Note 14)

Note 1:	The ending balance includes long-term investment loss of NT$(44,381) thousand, long-term investment capital reserve adjustments of NT$(25,072) thousand, and cumulative translation adjustments of NT$(3,052) thousand.
Note 2:	The gain on disposal of investment includes adjustments to reserved capital of NT$(35,382) thousand written off in proportion to the shares disposed.
Note 3:	The ending balance includes stock dividends of 6,463 thousand shares.
Note 4:	The ending balance includes long-term investment gain of NT$515,805 thousand, long-term investment capital reserve adjustments of NT$(15,968) thousand, cumulative translation adjustments of NT$2,402 thousand, and cash dividends of NT$(258,537) thousand.
Note 5:	Aptos (Taiwan) Corp. was merged into Chipbond Technology Corporation since September 1, 2005. The ending balance includes stock exchanged from Aptos (Taiwan) Corp. 5,367 thousand shares and stock dividend of 325 thousand shares.
Note 6:	Aptos (Taiwan) Corp. was merged into Chipbond Technology Corporation since September 1, 2005. The ending balance includes long-term equity investment loss of NT$(79,073) thousand. The remaining balance of NT$61,158 thousand was transferred into Chipbond Technology Corporation.
Note 7:	The gain on disposal of investment includes adjustments to reserved capital of NT$(20,247) thousand written off in proportion to the shares disposed.
Note 8:	The ending balance includes stock dividend of 5,238 thousand shares.
Note 9:	The ending balance includes the 60% of capital reduction, thus a decrease of 62,607 thousand shares.
Note 10:	The ending balance includes long-term investment loss of NT$(137,062) thousand, long-term investment capital reserve adjustments of NT$2,508 thousand, and writen off deferred credit of NT$(135,000) thousand.
Note 11:	The ending balance includes long-term investment loss of NT$(25,624) thousand, long-term investment capital reserve adjustments of NT$962 thousand , and cumulative translation adjustments of NT$480 thousand.
Note 12:	The counterparties include the following subsidiaries: Hsun Chieh Investment Co., Ltd., Fortune Venture Capital Inc., and Unitruth Investment Corp.
Note 13:	Epitech Technology Corporation was merged into South Epitaxy Corporation since August 1, 2005. The ending balance includes stock exchanged from Epitech Technology Corporation of 14,345 thousand shares and stock dividend of 498 thousand shares.
Note 14:	Epitech Technology Corporation was merged into South Epitaxy Corporation since August 1, 2005. The ending balance includes residual book value of NT$299,993 thousand transferred to South Epitaxy Corporation.

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture Capital Inc.	(Note 1)	—	$—	16,165	$140,794	—	$—	$—	$—	—	(Note 2)
Stock	ULi Electronics Inc.	Long-term investment	Jusung Engineering Ltd.	—	2,100	44,940	5,742	122,211	—	—	—	—	7,920 (Note 3)	157,000 (Note 4)
Stock	XGI Technology Inc.	Long-term investment	Capitalization from Cash	—	—	—	24,963	299,554	—	—	—	—	12,481 (Note 5)	233,398 (Note 6)
Stock	Unimicron Technology Corp.	Long-term investment	Open market	—	97,180	1,814,626	—	—	49,445	1,206,876	977,132	229,744	52,647 (Note 7)	998,473 (Note 8)
Stock	Faraday Technology Corp.	Long-term investment	Open market	—	14,265	1,146,473	—	—	15,034	921,104	1,134,469	(213,365)	245 (Note 9)	17,707 (Note 10)
Stock	Mega Financial Holding Company	Long-term investment	Open market	—	59,539	1,882,974	—	—	59,538	1,277,755	1,882,952	(605,197)	1	22
Stock	Unitruth Investment Corp.	Long-term investment	Fortune Venture Captail Inc.	(Note 1)	10,000	100,115	—	—	10,000	100,000	95,885	4,115	—	—
														(Note 11)

Note 1: Investee of United Microelectronics Corporation (accounted for under the equity method).

Note 2: Aptos (Taiwan) Corp. was merged into Chipbond Technology Corporation since September 1, 2005.

Note 3: The ending balance includes stock dividend of 78 thousand shares.

Note 4: The ending balance includes long-term equity investment loss of NT$(4,661) thousand, and cash dividend of NT$(5,490) thousand.

Note 5: The ending balance includes the 50% of capital reduction, thus a decrease of 12,482 thousand shares.

Note 6: The ending balance includes long-term equity investment loss of NT$(66,156) thousand.

Note 7: The ending balance includes stock dividend of 4,912 thousand shares.

Note 8: The ending balance includes long-term equity investment gain NT$210,098 thousand, and cash dividend of NT$(49,119) thousand.

Note 9: The ending balance includes stock dividend of 1,014 thousand shares.

Note 10: The ending balance includes long-term equity investment gain of NT$40,643 thousand, and cash dividend of NT$(34.940) thousand.

Note 11: The ending balance includes long-term equity investment loss of NT$(4,230) thousand.

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Inc.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units (thousand) / bonds / Shares (thousand)	Amount	Units (thousand) / bonds / Shares (thousand)	Amount	Units (thousand) / bonds / Shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand) / bonds / Shares (thousand)	Amount
Stock	Aptos (Taiwan) Corp.	Long-term investment	Note 1	Note 1	43,705	$384,636	—	$—	32,265	$281,025	$265,437	$52,881 (Note 2)	—	$	— (Note 3)
Stock	ULi Electronics Inc.	Long-term investment	Note 4	—	—	—	12,530	263,862	—	—	—	—	12,655 (Note 5)		252,360 (Note 6)
Stock	Unitruth Investment Corp.	Long-term investment	Note 7	Note 7	—	—	40,000	40,000	—	—	—	—	40,000		400,000
Stock	Bcom Electronics Inc.	Long-term investment	Capitalization from Cash	—	—	—	17,365	173,653	—	—	—	—	17,365		173,653
Stock	SiRF Technology Holding, Inc.	Long-term investment	Open market	—	611	83,346	—	—	425	203,070	58,012	145,058	186		25,334
Stock	Epitech Technology Corp.	Long-term investment	United Microelectronics Coporation	Parent Company	8,394	132,539	—	—	5,632	185,282	88,925	96,357	—		—
													(Note 8)		(Note 8)

Note 1:	Counterparties include subsidiary, Hsun Chieh Investmnet Co., Ltd., and investor company, United Microelectronics Corporation.
Note 2:	The gain (loss) on disposal of investment includes changes in capital reserved gain of $37,293 thousand.
Note 3:	Aptos (Taiwan) Corp. was merged into Chipbond Technology Corporation since September 1, 2005.
Note 4:	Counterparties include Cathay Holdings Investment Corp. and other seven companies.
Note 5:	The ending balance includes stock dividend of 125 thousand shares.
Note 6:	The ending balance includes long-term investment loss of NT$(970) thousand, capital reserve adjustments of NT$(2,083) thousand due to disproportionate changes in shareholding, cumulative translation adjustments of NT$322 thousand, and cash dividend of NT$(8,771) thousand.
Note 7:	Counterparties inclue the open market and Hsun Chieh Investment Co., Ltd., an equity investee of United Microelectronics Corporation.
Note 8:	Epitech Technology Corporation was merged into South Epitaxy Corporation since August 1, 2005.

ATTACHMENT-5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Prior transaction details for related counterparty
Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Prior owner who sold the property to the counterparty	Relationship of the prior owner with the acquirer	Date of prior transaction	Prior transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT-6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Collecting status	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT-7 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Transactions					Transaction details for non-arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UMC Group (USA)	Investee company	Sales		$29,549,655	46.68	45 Days	N/A	N/A		$5,861,839	43.84
United Microelectronics (Europe) B.V.	Investee company	Sales		5,326,652	8.41	45 Days	N/A	N/A		612,937	4.58
Novatek Microelectronics Corp.	Investee company	Sales		4,375,591	6.91	45 Days	N/A	N/A		1,159,854	8.67
Silicon Integrated Systems Corp.	Investee company	Sales		2,271,412	3.59	45 Days	Note	N/A		636,031	4.76
Faraday Technology Corp.	Investee company	Sales		1,423,295	2.25	45 Days	N/A	N/A		487,242	3.64
UMC Japan	Investee company	Sales		553,128	0.87	45 Days	N/A	N/A		366,218	2.74
Holtek Semiconductor Inc.	Investee company	Sales		490,415	0.77	60 Days	N/A	N/A		134,069	1.00
ULi Electronics Inc.	Subsidiary’s equity investee	Sales		245,867	0.39	60 Days	N/A	N/A		56,050	0.42
ITE Tech Inc.	Investee company	Sales		206,091	0.33	45 Days	N/A	N/A		61,879	0.46
AMIC Technology Corp.	Investee company	Sales		179,268	0.28	45 Days	N/A	N/A		3,857	0.03
UMCi Ltd.	Investee company	Purchases		1,244,347	7.44	60 Days	N/A	N/A		—	—

Note : The sales price was determined on mutual agreement based on the market conditions.

UMC Group (USA)
		Transactions					Transaction details for non-arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD	928,329	99.98	Net 55 Days~ 60 Days	N/A	N/A	USD	177,046	99.93

ATTACHMENT-7 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMCi Ltd.

		Transactions					Transaction details for non-arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Sales	USD	42,475	99.56	Net 60 Days	N/A	N/A		$—	—

United Microelectronics (Europe) B. V.

		Transactions					Transaction details for non-arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD	168,495	100.00	Net 60 Days	N/A	N/A	USD	18,514	100.00

ATTACHMENT-8 ( Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collecting status	Amount received in subsequent period	Allowance for doubtful accounts
UMC Group (USA)	Investee company	$—	$5,861,839	$158	$5,861,997	7.69	$—	—	$2,022,438	$74,470
Novatek Microelectronics Corp.	Investee company	—	1,159,854	24	1,159,878	6.17	8	Credit Collecting	—	11,267
Silicon Integrated Systems Corp.	Investee company	—	636,031	9,585	645,616	4.59	63,219	Credit Collecting	—	6,910
United Microelectronics (Europe) B.V.	Investee company	—	612,937	57	612,994	5.71	16,059	Credit Collecting	—	11,292
Faraday Technology Corp.	Investee company	—	487,242	257	487,499	4.40	48,101	Credit Collecting	—	5,214
UMC Japan	Investee company	—	366,218	891	367,109	3.22	5,668	Credit Collecting	—	3,630
Holtek Semiconductor Inc.	Investee company	56,463	77,606	—	134,069	6.44	—	—	—	774

ATTACHMENT-9 (Names, locations and related information of investee companies as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

			Initial Investment				Investment as of September 30, 2005
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC Group (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$684,830	$(64,750)	$(64,750)
United Microelectronics (Europe) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	286,536	(10,286)	(14,569)
UMC Capital Corporation	Cayman, Cayman Islands	Investment holding	USD	55,000	USD	55,000	55,000	100.00	1,366,315	(4,859)	(4,859)
United Microelectronics Corp. (Samoa)	Apia, Samoa	Investment holding	USD	1,000	USD	700	1,000	100.00	15,020	(996)	(996)
UMCi Ltd.	Singapore	Sales and manufacturing of integrated circuits (Note)	USD	839,880	USD	839,880	880,006	100.00	9,440	(4,463,357)	(1,237,475)
Fortune Venture Capital Corporation	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		2,999,940	449,994	99.99	4,282,373	105,413	(44,381)
Hsun Chieh Investment Co., Ltd.	Taipei, Taiwan	Investment holding		14,172,940		14,172,940	1,417,294	99.97	9,933,386	(645,196)	(687,461)
United Microdisplay Optronics Corporation	Hsinchu Science Park	Sales and manufacturing of LCOS		1,008,078		818,453	60,701	86.72	361,689	(323,917)	(114,562)
Pacific Venture Capital Co., Ltd.	Taipei, Taiwan	Consulting and planning for investment in new business		300,000		300,000	30,000	49.99	287,236	(20,276)	(10,074)
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,537,634	JPY	20,537,634	484	48.95	7,051,351	(2,737,400)	(1,343,980)
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	Hsinchu Science Park	Manufacturing of photomasks		773,795		773,795	106,621	45.35	1,054,413	(8,877)	(4,102)
Unitech Capital Inc.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	692,177	(7,262)	(3,050)
Holtek Semiconductor Inc.	Hsinchu Science Park	IC design and production		357,628		357,628	51,428	24.88	747,910	634,172	136,604
Integrated Technology Express, Inc.	Hsinchu Science Park	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	23.78	301,000	142,100	31,564

Note:	Based on the resolution of the board of directors meeting on August 26, 2004, the businesses, operations and assets of UMCi Ltd. were transferred to the Branch from April 1, 2005.

ATTACHMENT-9 (Names, locations and related information of investee companies as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

			Initial Investment		Investment as of September 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	$2,592,013	$2,592,013	196,472	20.83	$3,731,268	$1,719,663	$355,027
Faraday Technology Corp.	Hsinchu Science Park	ASIC design and production	81,032	81,032	51,973	18.33	816,914	1,103,410	188,255
XGI Technology Inc.	Hsinchu, Taiwan	Cartography chip design and production	248,795	—	24,879	16.54	224,613	(595,759)	(25,624)
Silicon Integrated Systems Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	5,684,865	5,684,865	219,092	16.50	4,098,440	620,755	(297,939)
Thintek Optronics Corporation	Hsinchu, Taiwan	LCOS design, production and sales	35,650	—	3,565	14.26	26,047	(78,786)	(9,603)
AMIC Technology Corporation	Hsinchu Science Park	IC design, production and sales	135,000	135,000	16,200	11.86	52,290	(291,939)	(28,880)
Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	76,037	115,567	54,345	11.80	1,221,906	3,980,483	515,805

ATTACHMENT-9 (Names, locations and related information of investee companies as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

			Initial Investment		Investment as of September 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
VistaPoint, Inc.	Taipei, Taiwan	IC design	$77,960	$77,960	6,828	41.38	$3,458	$(37,130)	$(36,272)
Uwave Technology Corp. (formerly United Radiotek Incorporation)	Hsinchu, Taiwan	RF IC design	127,500	127,500	6,375	37.50	40,974	(73,576)	(57,969)
UC FUND II	BVI	Investment holding	161,225	161,225	5,000	35.45	129,148	(8,188)	(20,803)
UCA Technology Inc.	Taipei County, Taiwan	MP3 player design	49,500	49,500	4,950	30.94	22,359	(44,991)	(35,541)
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales	65,550	65,550	6,555	28.20	25,775	(53,196)	(38,975)
Afa Technology, Inc.	Taipei County, Taiwan	IC design	62,875	62,875	5,838	25.82	27,354	(68,383)	(44,126)
Crystal Media Inc.	Hsinchu, Taiwan	VOIP design	21,150	21,150	2,115	24.88	10,870	(30,042)	(11,328)
USBest Technology Inc.	Hsinchu, Taiwan	IC design, production and sales	23,800	23,800	2,563	18.99	26,582	36,747	(150)
Patentop, Ltd.	BVI	Patent	22,356	22,356	720	18.00	1,265	(4,413)	(5,227)
Harvatek Corp.	Hsinchu, Taiwan	Semiconductor chip testing and manufacturing	204,037	215,624	22,065	16.82	338,296	97,514	64,424
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	27,600	12,000	2,500	10.50	16,359	(65,373)	(11,935)
Chip Advanced Technology Inc.	Hsinchu, Taiwan	ADC chip design	16,632	—	1,386	9.83	11,993	(43,411)	(4,662)
SerComm Corporation	Miao-Li County, Taiwan	Network Server Appliance Provider	158,593	158,593	11,841	9.78	186,548	246,303	30,930
ULi Electronics Inc.	Taipei, Taiwan	Chip design	167,151	48,300	7,920	9.33	157,000	57,852	(4,225)
XGI Technology Inc.	Hsinchu, Taiwan	Cartography chip design and production	299,554	—	12,481	8.36	233,398	(595,759)	(80,814)
Mobile Devices Inc.	Hsinchu, Taiwan	PHS &GSM/PHS dual mode B/B chip	15,000	—	1,500	6.31	14,490	(28,627)	(4,375)
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia association processor	18,000	18,000	1,800	6.10	57	(84,127)	(11,717)
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	548,098	1,070,213	52,647	5.50	998,473	1,719,663	189,337
AMIC Technology Corp.	Hsinchu Science Park	IC design, production and sales	213,998	213,998	6,830	5.00	33,686	(291,939)	(14,597)
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	240,665	240,665	45	4.54	683,915	(2,737,400)	(115,596)
Davicom Semiconductor, Inc.	Hsinchu Science Park	Communication IC design	23,970	23,970	1,598	2.50	21,769	5,098	(1,180)
Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	137,566	137,566	3,688	0.80	119,866	3,980,483	18,674
Faraday Technology Corp.	Hsinchu Science Park	ASIC design and manufacturing	19,756	1,284,052	245	0.08	17,707	1,103,410	10,180

ATTACHMENT-9 (Names, locations and related information of investee companies as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

			Initial Investment		Investment as of September 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Unitruth Investment Corporation	Taipei, Taiwan	Investment holding	$400,000	$—	40,000	100.00	$400,000	$(4,751)	$—
AEVOE Inc.	Taipei, Taiwan	Design of VOIP Telephone	15,000	15,000	1,500	44.12	7,874	(11,930)	(5,202)
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia coprocessor	88,055	45,720	7,934	26.89	55,142	(84,127)	(23,709)
Mobile Devices Inc.	Hsinchu, Taiwan	PHS & GSM/PHS dual mode B/B chip	50,000	—	5,000	21.02	45,990	(28,627)	(4,010)
Davicom Semiconductor, Inc.	Hsinchu Science Park	Design of communication IC	17,381	117,308	12,200	19.06	126,039	5,098	972
Chip Advanced Technology Inc.	Hsinchu, Taiwan	Design of ADC chip	25,128	—	2,094	14.85	18,765	(43,411)	(6,421)
UCA Technology Inc.	Taipei County, Taiwan	Design of MP3 player chip	28,020	—	2,335	14.59	20,501	(44,991)	(7,519)
ULi Electionics Inc.	Taipei, Taiwan	Chip design	221,692	—	12,655	14.91	252,360	57,852	(970)
USBest Technology Inc.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	40,366	17,188	1,448	12.73	16,807	36,747	3,828
AMIC Technology Corp.	Hsinchu Science Park	Design, manufacturing and sales of IC	263,292	263,292	16,575	12.11	95,867	(291,939)	(36,927)
Uwave Technology Corp. (formerly United Radiotek Incorporation)	Hsinchu, Taiwan	RF IC design	20,000	—	2,000	11.76	17,908	(73,576)	(2,092)
Crystal Media Inc.	Hsinchu, Taiwan	Design of VOIP network phones	9,500	9,500	950	11.18	4,652	(30,042)	(3,322)
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, broadband, digital, home ODM	27,600	12,000	2,500	10.50	16,231	(65,373)	(7,043)
XGI Technology Inc.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	230,980	—	10,363	6.94	40,238	(595,759)	(43,455)
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales	17,381	17,381	1,337	5.75	11,117	(53,196)	(4,206)
Afa Technology, Inc.	Taipei County, Taiwan	IC design	26,250	26,250	1,050	4.64	19,865	(68,383)	(5,871)

ATTACHMENT-9 (Names, locations and related information of investee companies as of September 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Unitruth Investment Corporation

			Initial Investment				Investment as of September 30, 2005
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM		$13,800		$6,000	1,250	5.25		$8,119		$(65,373)		$(3,529)
ULi Electronics Inc.	Taipei, Taiwan	Chip design		44,609		—	2,149	2.58		43,418		57,852		369
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia association processor		18,837		—	1,570	5.32		18,294		(84,127)		(543)

UMC Capital Corporation

			Initial Investment				Investment as of September 30, 2005
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
UMC Capital (USA)	Sunnyvale, California USA	Investment holding	USD	200	USD	200	200	100.00	USD	285	USD	(13)	USD	(13)
ECP VITA Ltd.	BVI	Insurance	USD	1,000	USD	—	1,000	100.00	USD	1,073	USD	73	USD	73

United Microdisplay Optronics Corporation

			Initial Investment				Investment as of September 30, 2005
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
Thintek Optronics Corporation	Hsinchu, Taiwan	LCOS design, manufacturing and sales		$99,990		$99,990	9,999	40.00		$31,381		$(78,786)		$(34,220)